Exhibit 99.1

HEXO CORP.

CDN$34,500,000

EQUITY DISTRIBUTION AGREEMENT

June 16, 2020

AltaCorp Capital Inc.

66 Wellington Street West, Suite 3530

Toronto, ON M5K 1A1

Oppenheimer & Co. Inc.

85 Broad Street, 26th Floor

New York, NY 10004

Ladies and Gentlemen:

HEXO Corp., a corporation incorporated under the laws of Ontario (the “Corporation”), confirms its agreement (this “Agreement”) with AltaCorp Capital Inc. (the “Canadian Agent”) and Oppenheimer & Co. Inc. (the “U.S. Agent”, and together with the Canadian Agent, the “Agents”) to issue and sell common shares of the Corporation (the “Shares”) upon and subject to the terms and conditions contained herein. Capitalized terms used herein have the meanings given to them in Section 24 hereof.

1.	Issuance and Sale of Shares

(a)

The Corporation agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents, Shares having an aggregate sales price of up to Cdn$34,500,000 (or the equivalent in United States currency), provided that the market value of the Shares distributed under the Canadian Prospectus Supplement shall not exceed 10% of the aggregate market value of the outstanding Shares as of the date specified in Section 9.1 of NI 44-102, which shall be calculated in accordance with Section 9.2 of NI 44-102 (the “Offering”). The Shares will be sold on the terms set forth herein at such times and in such amounts as the Corporation and the Agents shall agree from time to time. The issuance and sale of the Shares through the Agents will be effected pursuant to the Canadian Prospectus and the Registration Statement filed by the Corporation and, with respect to the Registration Statement, declared effective by the SEC.

(b)

When determining the aggregate value of the Placement Shares sold, the Corporation will use the daily exchange rate posted by the Bank of Canada on the date the applicable Placement Shares were sold to determine the Canadian dollar equivalent of any Placement Shares which were sold for United States dollars.

2.	Placements

(a)	Placement Notice. Each time that the Corporation wishes to issue and sell Shares hereunder (each, a “Placement”), it will notify the applicable Agent by telephone followed by e-mail notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) containing the parameters within which the Corporation desires to sell the Shares, which shall at a minimum include (i) the number of Shares to be sold under the applicable Placement pursuant to this Agreement (the “Placement Shares”), (ii) the time period during which sales are requested to be made, (iii) any limitation on the number of Placement Shares that may be sold in any one Trading Day, (iv) whether the Corporation desires the Placement Shares to be sold on a particular stock exchange, (v) any minimum price below which sales may not be made, and (vi) the amount of the Placement Fee, with a copy to the other Agents. The Placement Notice shall originate from any of the individuals (each, an “Authorized Representative”) from the Corporation set forth on Schedule 1, and shall be addressed to each of the respective individuals from the applicable Agent set forth on Schedule 1 attached hereto (after contacting such individuals by telephone), as such Schedule 1 may be amended from time to time. The Placement Notice shall be effective upon delivery to the applicable Agent unless and until (A) the applicable Agent declines to accept the terms contained therein for any reason, in its sole discretion, in accordance with the notice requirements set forth in Section 4, (B) the entire amount of the Placement Shares have been sold, (C) the Corporation suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Section 4 or Section 13, as applicable, (D) the Corporation issues a subsequent Placement Notice with parameters superseding those on the earlier Placement Notice, or (E) this Agreement has been terminated under the provisions of Section 4. Notwithstanding the foregoing, the Corporation may not deliver a Placement Notice to an Agent if the Corporation has delivered a Placement Notice which remains in effect to another Agent, unless the Corporation has terminated the prior Placement Notice in accordance with the notice requirements set forth in Section 4.

(b)

Placement Fee. The amount of compensation to be paid by the Corporation to an Agent with respect to each Placement for which such Agent acted as sales Agent under this Agreement shall be equal to 0.95% of the gross proceeds from such Placement (the “Placement Fee”), which amount shall be paid in the same currency as the gross proceeds from the sale of the Placement Shares to which it pertains.

(c)

No Obligation. It is expressly acknowledged and agreed that neither the Corporation nor any Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Corporation delivers a Placement Notice to the applicable Agent, which Placement Notice has not been declined, suspended or otherwise terminated in accordance with the terms of this Agreement, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Placement Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will prevail.

(d)

Limitations on Placements. Under no circumstances shall the Corporation deliver a Placement Notice if, after giving effect to the issuance of the Placement Shares requested to be issued under such Placement Notice, the aggregate sales price of the Placement Shares sold pursuant to this Agreement would exceed Cdn$34,500,000 (or the equivalent in United States currency). Notwithstanding anything to the contrary contained herein, the parties hereto acknowledge and agree that compliance with the limitations set forth in this Section 2(d) on the dollar amount of Placement Shares that may be issued and sold under this Agreement from time to time shall be the sole responsibility of the Corporation, and that the Agents shall have no obligation in connection with such compliance. The Corporation acknowledges and agrees that each Agent has informed the Corporation that the Agent may, to the extent permitted under the Securities Act and the Exchange Act (including, without limitation, Regulation M promulgated thereunder), purchase and sell Shares for its own account while this Agreement is in effect, and shall be under no obligation to purchase Placement Shares on a principal basis pursuant to this Agreement, except as otherwise agreed by an Agent in writing to the Corporation.

3.	Sale of Placement Shares by the Agents

(a)

Subject to the terms and conditions of this Agreement, upon the Corporation’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the applicable Agent will severally and not jointly use its commercially reasonable efforts consistent with its normal trading and sales practices, to sell on behalf of the Corporation and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice, subject to applicable federal, provincial and state laws, rules and regulations, and the rules of the TSX and NYSE. The applicable Agent will provide written confirmation (by email correspondence to an individual set forth on Schedule 1) to the Corporation no later than the opening of the Trading Day immediately following the Trading Day on which such Agent has made sales of Placement Shares hereunder setting forth (i) the number of Placement Shares sold on such day (showing the number of Placement Shares sold on the TSX, on any other “marketplace” (as such term is defined in NI 21-101) in Canada (a “Canadian Marketplace”), on the NYSE, on any other “marketplace” (as such term is defined in NI 21-101) in the United States (a “United States Marketplace”) and pursuant to any other sales method used by the Agents, including to or through a market maker), (ii) the price of the Placement Shares sold (showing the price of the Placement Shares sold on the TSX, a Canadian Marketplace, the NYSE, a United States Marketplace and pursuant to any other sales method used by the Agents, including to or through a market maker), (iii) the gross proceeds of the Placement, (iv) the Placement Fee payable by the Corporation to the Agents with respect to such sales (including the currency payable in respect thereof), and (v) the Net Proceeds payable to the Corporation. Subject to the terms and conditions of the Placement Notice, the Agents may sell Placement Shares by any method permitted by law that constitutes an “at-the-market distribution” under NI 44-102 and made in compliance with the Exemption, including, without limitation, sales made directly on the NYSE and the TSX, or on any Canadian Marketplace or United States Marketplace. The U.S. Agent

covenants and agrees with the Corporation that (i) it shall not, directly or indirectly, advertise or solicit offers to purchase or sell Placement Shares in Canada, and (ii) it shall not sell Placement Shares on the TSX or on any Canadian Marketplace. For the avoidance of doubt, the U.S. Agent is not acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions and no action on the part of the U.S. Agent in its capacity as an Agent of the offering of the Placement Shares in the United States is intended to create any impression or support any conclusion that it is acting as an underwriter of the Placement Shares in the Canadian Qualifying Jurisdictions.

(b)

The Canadian Agent acknowledges and agrees that the aggregate number of Placement Shares sold on the TSX and all other Canadian Marketplaces on any Trading Day shall not exceed 25% of the total trading volume of the Shares on the TSX and all other Canadian Marketplaces on that Trading Day, and covenants not to sell Placement Shares in excess of that threshold.

(c)

Each of the Agents hereby covenants and agrees that, during the time an Agent is the recipient of a Placement Notice pursuant to Section 2 hereof that has not been declined, suspended or terminated in accordance with the terms hereof, such Agent will prudently and actively monitor the market’s reaction to trades made on any “marketplace” (as such term is defined in NI 21-101) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Agent has concerns as to whether a particular sale contemplated by a Placement Notice may have a significant effect on the market price of the Shares, the applicable Agent will immediately recommend to the Corporation against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Corporation acknowledges and agrees that the Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

(d)

The Agents, severally and not jointly, covenant that the Agents will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith) over-allot Placement Shares in connection with the distribution of Placement Shares in an “at-the-market distribution” (as defined in NI 44-102) or effect any other transactions that are intended to stabilize or maintain the market price of the Placement Shares in connection with such distribution.

(e)

Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Corporation acknowledges and agrees that (i) there can be no assurance that the Agents will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) the Agents will incur no liability or obligation to the Corporation or any other person or entity if they do not sell Placement Shares for any reason other than a failure by the Agents to use their commercially reasonable efforts consistent with their normal trading and sales practices to sell on behalf of the Corporation and as agent such Placement Shares as provided under this Section 3.

4.	Suspension of Sales

(a)

The Corporation or the applicable Agent may, upon notice to the other party in writing, by telephone (confirmed immediately by e-mail) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares for which it has delivered or received, as applicable, a Placement Notice; provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice of suspension. The Corporation and the Agents, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule 1 hereto, as such Schedule 1 may be amended from time to time.

(b)

Notwithstanding any other provision of this Agreement, during any period in which the Corporation is in possession of material non-public information with respect to the Corporation or the Shares, the Corporation and the Agents (provided they have been given prior written notice of such by the Corporation, which notice the Agents, severally and not jointly, agree to treat confidentially) agree that no sale of Placement Shares will take place. The Corporation and the Agents, severally and not jointly, agree that no such notice shall be effective against any applicable Agents unless it is made in writing to the individuals named on Schedule 1 hereto, as such Schedule 1 may be amended from time to time. Material non-public information includes, without limitation, any material fact or material change that has not been disclosed, and any information that constitutes “privileged information” within the meaning of the Securities Act (Québec).

5.	Settlement

(a)

Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Trading Day on the applicable stock exchange on which the Placement Shares were sold or, if the Placement Shares are not sold on a stock exchange, on the second (2nd) Trading Day (or, in either case, such earlier day as is agreed by the parties to be industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date”). The amount of proceeds to be delivered to the Corporation on a Settlement Date against the receipt of the Placement Shares sold will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for the Placement Fee for such sales payable by the Corporation to the applicable Agent pursuant to Section 2 hereof and expenses pursuant to Section 8(h) hereof (the “Net Proceeds”).

(b)

Delivery of Shares. On each Settlement Date, the Corporation will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the applicable Agent’s account or its designee’s account (provided that the applicable Agent shall have given the Corporation written notice of such designee at least one Trading Day prior to the Settlement Date) at CDS Clearing and Depository Services Inc. through its CDSX system for Placement Shares sold in Canada and at The Depository Trust Company through its Deposit Withdrawal at Custodian System for Placement Shares sold in the United States or by such other means of delivery as may be mutually agreed upon by the Corporation and applicable Agent and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, the applicable Agent will, on each Settlement Date, or such other date as agreed between the Agent and the Corporation in writing, deliver the related Net Proceeds in same day funds to an account designated by the Corporation prior to the Settlement Date. If the Corporation defaults in its obligation to deliver Placement Shares on a Settlement Date, the Corporation agrees that in addition to and in no way limiting the rights and obligations set forth in Section 11 hereof, it will (i) hold the Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Corporation and (ii) pay to the Agents any Placement Fee, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that without limiting Section 11 hereof, with respect to (ii) above, the Corporation shall not be obligated to pay the Agents any Placement Fee, discount or other compensation on any Placement Shares that it is not possible to settle due to: (A) a suspension or material limitation in trading in securities generally on the TSX or the NYSE; (B) a material disruption in securities settlement or clearance services in the United States or Canada; or (C) failure by an Agent to comply with its obligations under the terms of this Agreement.

6.	Registration Statement and Prospectuses

(a)

The Corporation has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Preliminary Base Prospectus and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus in respect of an aggregate of up to Cdn$800,000,000 in Shares, warrants, subscription receipts and units of the Corporation (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws. The Ontario Securities Commission is the principal regulator of the Corporation under the passport system procedures provided for under Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the Offering. The Autorité des marchés financiers, as the previous principal regulator of the Corporation under the passport system, has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the “Receipt”). The term “Canadian Base Prospectus” means the amended and restated (final) short form base shelf prospectus of the Corporation (in both the English and French languages unless the context otherwise indicates) dated December 14, 2018 filed with the Canadian Qualifying Authorities, at the time the Autorité des marchés financiers issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including NI 44-101 and NI 44-102, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian

Securities Laws, including but not limited to, all Designated News Releases. As used herein, a “Designated News Release” means a news release disseminated by the Corporation in respect of previously undisclosed information that, in the Corporation’s determination, constitutes a material fact identified by the Corporation as a “designated news release” in writing on the face page of the version of such news release that is filed by the Corporation on SEDAR. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement (in both the English and French languages, unless the context otherwise indicates) to the Canadian Base Prospectus relating to the Placement Shares, to be filed by the Corporation with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus.

(b)

The Corporation has also prepared and filed with the SEC, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the SEC, a registration statement on Form F-10 (File No. 333-228924) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations (the “Rules and Regulations”) of the SEC thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement.”

(c)

The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.” “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the offering of the Placement Shares, to be filed by the Corporation with the SEC pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the SEC in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; and “Issuer Free Writing Prospectus” means any “issuer free writing prospectus” as defined in Rule 433 relating to the Placement Shares that (i) is required to be filed with the SEC by the Corporation (to the extent the Corporation is eligible to file such “issuer free writing prospectus” under Rule 433) or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g).

(d)

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the SEC or the Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction on SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the SEC on EDGAR.

(e)

The Corporation has also prepared and filed with the SEC an appointment of agent for service of process upon the Corporation on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement.

(f)

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus, as the case may be.

7.	Representations and Warranties of the Corporation

The Corporation represents and warrants to, and agrees with, the Agents that:

(a)

Prospectuses and Registration Statement. The Corporation is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to cease to be effective. At the time of filing the Registration Statement, the Corporation met, and as of the date hereof the Corporation meets, the general eligibility requirements for use of Form F-10 under the Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Corporation and, as applicable, the Corporation will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or, to the knowledge of the Corporation, threatened by the SEC. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Issuer Free Writing Prospectus has been issued by the SEC or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Placement Shares and to the Corporation. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Corporation in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Corporation has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, at such places as the Agents have reasonably requested.

(b)

No Misstatement or Omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the SEC and at each Applicable Time and Settlement Date, conformed, or will conform in all material respects, with the requirements of the Rules and Regulations; the Form F-X conformed with the requirements of Form F-X; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the SEC, and the U.S. Prospectus and the applicable Issuer Free Writing Prospectus, if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Shares, together with the applicable sale price of such Placement Shares, the “Disclosure Package”) and at each Applicable Time and Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Corporation by or on behalf of the Agents expressly stating that such information is intended for use in the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only information furnished by any Agent consists of the information described as such in Section 11(a) hereof.

(c)

Incorporation and Good Standing of Corporation. The Corporation has been duly incorporated and is validly existing and is in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now carried on and presently proposed to be conducted as is or will be described in the Registration Statement, the Prospectuses and the Disclosure Package and to own, and lease its properties and assets and to carry out the transactions contemplated by this Agreement, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership, leasing or licensing of property or the conduct of business.

(d)

Title. The only subsidiaries (within the meaning of National Instrument 45-106 – Prospectus Exemptions) of the Corporation, each of which is directly or indirectly wholly-owned by the Corporation, are HEXO Operations Inc. and HEXO USA Inc. (each, a “Subsidiary”, and collectively, the “Subsidiaries”). Other than the Subsidiaries, neither the Corporation nor any Subsidiary has, directly or indirectly, any interest (whether equity, debt or otherwise) in any entity other than Belleville Complex Inc., Truss Limited Partnership, Truss GP Inc., Truss CBD USA LLC, HEXO MED S.A., Neal Up Brands Inc. and Keystone Isolation Technologies Inc. (each of the foregoing entities being referred to as a “Related Entity”, and collectively, the “Related Entities”) and Fire & Flower Inc., Fire & Flower Holdings Corp., Greentank Technologies Corp., Inner Spirit Holdings Ltd., Segra International Corp., Weekend Holdings Corp. and Neal Brothers Inc. (each being referred to herein as an “Investment Entity”, and collectively, the “Investment Entities”). Each of the Subsidiaries, the Related Entities and, to the knowledge of the Corporation, the Investment Entities, is a corporation, company or limited partnership organized and existing under the laws of the jurisdiction of its incorporation or formation, is current and up-to-date with all material filings required to be made under the laws of its jurisdiction of incorporation or formation and has the requisite power and capacity to own, lease and operate its properties and assets and to conduct its business as now carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership, leasing or licensing of property or the conduct of business, except where the failure to be so would not have a Material Adverse Effect. The term “Material Adverse Effect” means an effect, change, event or occurrence that, alone or in conjunction with any other or others: (i) has or would reasonably be expected to have a material adverse effect on: (A) the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Corporation and the Subsidiaries, taken as a whole, or (B) the ability of the Corporation to consummate the transactions contemplated herein, or (ii) would result in any Prospectus or any Prospectus Supplement containing a misrepresentation within the meaning of Canadian Securities Laws. No Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Corporation, from making any other distribution on such Subsidiary’s share capital, from repaying to the Corporation any loans or advances to such Subsidiary from the Corporation or from transferring any of such Subsidiary’s property or assets to the Corporation or any other Subsidiary, as the case may be, except as provided under the Credit Agreement. All of the issued and outstanding shares or other equity interests in the capital of each Subsidiary and each Related Entity owned (in part or in full) by the Corporation or a Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and are directly or indirectly beneficially owned by the Corporation, free and clear of any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets (each, a “Lien”, and together, the “Liens”), except as provided under the Credit Agreement, and none of the outstanding shares or other equity interests of any Subsidiary was issued in violation of pre-emptive or similar rights of any security holder of such subsidiary. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any shares or equity interest of any Subsidiary. No act or proceeding has been taken by or against the Subsidiaries in connection with their liquidation, winding-up or bankruptcy. Other than the shares or other equity interests in the Subsidiaries, the Related Entities and the Investment Entities, the Corporation does not have any equity interest, directly or indirectly, in any person; and no subsidiary of the Corporation other than the Subsidiaries disclosed in the Registration Statement, the Prospectuses and the Disclosure Package is required to be disclosed in the Registration Statement, the Prospectuses and the Disclosure Package in accordance with Form 44-101F1 or Form 51-102F2.

(e)

Licences. Each of the Corporation, the Subsidiaries, the Related Entities and, to the knowledge of the Corporation, the Investment Entities has all requisite power, capacity and authority, and all necessary consents, approvals, authorizations, orders, registrations, qualifications, licences, filings and permits of, with and from all judicial, regulatory and other legal or governmental agencies and bodies and all third parties, Canadian, U.S. or foreign, including without limitation, those administered by the Canadian federal Department of Health and any successor thereof (“Health Canada”) or any other governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals, commercial registers or dispute settlement panels or other law, rule or regulation-making organizations or entities (“Governmental Authorities”) in Canada or any other country performing functions similar to those performed by Health Canada (collectively, the “Consents”), to own, lease and operate its properties and conduct its business as it is now being conducted or, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, proposed to be conducted, in each case as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, and each such Consent is valid, existing, in good standing and in full force and effect, except in each case as would not have, individually or in the aggregate, any Material Adverse Effect. Neither the Corporation nor any Subsidiary nor any Related Entity nor, to the knowledge of the Corporation, any Investment Entity, has received notice of any investigation or proceedings which, if decided adversely to the Corporation, any such Subsidiary, Related Entity or Investment Entity, as the case may be, could reasonably be expected to result in a Material Adverse Effect. The Corporation, each Subsidiary, each Related Entity and, to the knowledge of the Corporation, each Investment Entity, have been and are in compliance with the terms and conditions of all such Consents, except where the failure to so comply would not, individually or in the aggregate, have any Material Adverse Effect.

(f)

Compliance with Applicable Laws. Each of the Corporation, the Subsidiaries, the Related Entities and, to the knowledge of the Corporation, the Investment Entities, has conducted and is conducting its business and activities in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which it carries on such business and activities, and neither the Corporation nor any Subsidiary nor any Related Entity nor, to the knowledge of the Corporation, the Investment Entities, has received any notice of any alleged violation of any such laws, rules or regulations.

(g)

No Defaults. None of the Corporation or the Subsidiaries is in default of any term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the properties or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which constitutes a default by it in respect of any commitment, agreement, document or other instrument to which the Corporation or any Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder, except with respect to all of the foregoing such as would not, individually or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, have a Material Adverse Effect.

(h)

Enforceability of Agreement. The Corporation has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to the exceptions as to enforceability as are contained in the opinion of DLA Piper (Canada) LLP referred to in Section 8(o) hereof.

(i)

No Consents Required. Except as shall have been made or obtained on or before each Applicable Time and associated Settlement Date, if any, each of which is, or shall be, in full force and effect (on a conditional basis, in the case of the consent of the TSX) no consent, approval, authorization, registration or qualification of any court, governmental agency or body, regulatory authority or contractual party is required for the execution, delivery and performance of this Agreement, the distribution of the Placement Shares or the consummation of the transactions contemplated herein.

(j)

Due Authorization. The Corporation has the necessary corporate power and authority to execute and deliver the Registration Statement, the Prospectuses and the Disclosure Package and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or the Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Registration Statement, the Prospectuses and the Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the SEC under the Securities Act, as applicable.

(k)

No Material Change. Subsequent to the respective dates as of which information is given in the Registration Statement, the Prospectuses and the Disclosure Package, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (i) the Corporation has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Corporation, any Subsidiary or any Related Entity, (iii) neither the Corporation nor any Subsidiary nor any Related Entity has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, and (iv) there has not been any Material Adverse Effect or any development involving a prospective Material Adverse Effect, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Corporation, the Subsidiaries and the Related Entities, taken as a whole. Since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement, the Prospectuses and the Disclosure

Package, neither the Corporation nor any Subsidiary nor any Related Entity has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Corporation, the Subsidiaries and the Related Entities, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Registration Statement, the Prospectuses and the Disclosure Package.

(l)

Financial Information. The consolidated financial statements of the Corporation and its consolidated subsidiaries, included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package (the “Corporation Financial Information”), together with the related schedules and notes, (i) present fairly, in all material respects, the financial position of the Corporation and its consolidated subsidiaries, as at the date specified in such Corporation Financial Information; (ii) have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods involved, (iii) comply with the requirements of Canadian Securities Laws and the requirements of the SEC, subject to any duly obtained waiver therefrom, and (iv) do not contain any misrepresentation (within the meaning of Canadian Securities Laws). No other financial statements or supporting schedules are required to be included, or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package by Canadian Securities Laws, the Securities Act, the Exchange Act or the Rules and Regulations. The other financial and statistical information included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, including the selected consolidated financial data set forth under the caption “Consolidated Capitalization” in the Prospectuses, present fairly the information included or incorporated by reference therein and have been prepared on a basis consistent with that of the financial statements that are included or incorporated by reference in the Registration Statement, and the Prospectuses, and with the books and records of the Corporation.

(m)

Newstrike Financial Information. The consolidated financial statements of Newstrike Brands Ltd. (“Newstrike”) and its consolidated subsidiaries, included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package (the “Newstrike Financial Information”), together with the related schedules and notes, (i) present fairly, in all material respects, the financial position of Newstrike, as at the date specified in such Newstrike Financial Information; (ii) have been prepared in conformity with IFRS applied on a consistent basis throughout the periods involved, (iii) comply with the requirements of Canadian Securities Laws and the requirements of the SEC, subject to any duly obtained waiver therefrom, and (iv) do not contain any misrepresentation (within the meaning of Canadian Securities Laws).

(n)

Pro Forma. The pro forma financial statements and the other pro forma financial information included in the Registration Statement, the Disclosure Package and the Prospectuses present fairly the information shown therein, have been prepared in accordance with Canadian Securities Laws with respect to pro forma financial statements and have been properly computed on the bases described therein; the assumptions used in the preparation of the pro forma financial statements and other pro forma financial information included in the Registration Statement, the Disclosure Package and the Prospectuses are reasonable; and the adjustments used therein are appropriate to give effect to the transactions or circumstances referred to therein.

(o)

Non-IFRS Measures. All disclosures contained in the Registration Statement, the Disclosure Package and the Prospectuses regarding “non-IFRS financial measures” (or “non-GAAP financial measures”, as such terms are defined by the rules and regulations of the SEC and under Canadian Securities Laws) comply in all material respects with Regulation G under the Exchange Act and Canadian Securities Laws, in each case to the extent applicable; and no other financial statements, schedules or reconciliations of “non-IFRS financial measures” of the Corporation are required by the rules and regulations of the SEC or under Canadian Securities Laws to be included in the Registration Statement, the Disclosure Package and the Prospectuses.

(p)

No Undisclosed Liabilities. Neither the Corporation nor the Subsidiaries have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Corporation Financial Information, in the Newstrike Financial Information and in the Registration Statement, the Prospectuses and the Disclosure Package.

(q)

Legal Proceedings. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there is no judicial, regulatory, arbitral or other legal or governmental proceeding, investigation or other litigation or arbitration, Canadian, United States or foreign, including any proceeding before Health Canada or any other Governmental Authority in Canada or any other country performing functions similar to those performed by Health Canada, in progress or pending to which the Corporation, any Subsidiary, any Related Entity or, to the knowledge of the Corporation, any Investment Entity, are a party or of which any of their respective property, operations or assets is the subject which, individually or in the aggregate, if determined adversely to the Corporation, any Subsidiary, any Related Entity or any Investment Entity, as the case may be, would reasonably be expected to have a Material Adverse Effect, nor are there any matters under discussion outside of the ordinary course of business with any Governmental Authority relating to taxes, governmental charges, orders or assessments asserted by any such authority, and to the knowledge of the Corporation there are no facts or circumstances that would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, taxes, governmental charges, orders or assessments; to the Corporation’s knowledge, no such proceeding, investigation, litigation or arbitration is threatened or contemplated; and the defense of all such proceedings, investigations, litigation and arbitrations against or involving the Corporation, any Subsidiary, any Related Entity or any Investment Entity would not reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Registration Statement and the Prospectuses,

none of the Corporation, any Subsidiary, any Related Entity or, to the knowledge of the Corporation, any Investment Entity, or any director or officer thereof, is or has been the subject of any judicial, regulatory, arbitral or other legal or governmental proceeding, investigation or other litigation or arbitration involving a claim of violation of or liability under federal, provincial or state securities laws or a claim of breach of fiduciary duty.

(r)

Labor Relations. Each of the Corporation, its Subsidiaries and, to the knowledge of the Corporation, the Related Entities is in compliance, in all material respects, with the provisions of all applicable federal, provincial, territorial, local and other laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours. No labor disturbance by the employees of the Corporation, any Subsidiary or, to the knowledge of the Corporation, any Related Entity exists or, to the best of the Corporation’s knowledge, is imminent and the Corporation is not aware of any existing or imminent labor disturbances by the employees of any of its or any Subsidiary’s or any Related Entity’s principal suppliers, manufacturers, customers or contractors, which, in either case (individually or in the aggregate), would have a Material Adverse Effect. No union has been accredited or otherwise designated to represent any employees of the Corporation, any Subsidiary or, to the knowledge of the Corporation, any Related Entity and, to the knowledge of the Corporation, no accreditation request or other representation question is pending with respect to the employees of the Corporation, any Subsidiary or any Related Entity, and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Corporation’s, any Subsidiary’s or any Related Entity’s facilities and none is currently being negotiated by the Corporation, any Subsidiary or any Related Entity.

(s)

Third-Party Relationships. Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, no existing supplier, distributor, service provider, manufacturer or contractor of the Corporation, any Subsidiary or, to the knowledge of the Corporation, any Related Entity has indicated that it intends to terminate its relationship with the Corporation, such Subsidiary or such Related Entity or that it will alter or be unable to meet the Corporation’s, such Subsidiary’s or such Related Entity’s supply, distribution, service, manufacturing or contracting requirements.

(t)

No Violation. The execution and delivery of this Agreement, the compliance by the Corporation with the provisions of this Agreement or the consummation of the transactions contemplated herein or contemplated by, or described in, in the Registration Statement, the Prospectuses and the Disclosure Package, including, without limitation, the distribution of the Placement Shares by the Corporation for the consideration and upon the terms and conditions as set out herein, do not or will not:

(i)

result in any breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, (a) any term or provision of the articles, or resolutions of the Corporation, (b) any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any Subsidiary is a party or to which any of them or any of the properties or assets currently owned by them are subject, except as such would not have a Material Adverse Effect, or (c) any judgment, decree, order, statute, rule or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any Subsidiary or any of the properties or assets currently owned by them; or

(ii)

except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, create a right for any other party to terminate, accelerate or in any way alter any other rights existing under any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or any Subsidiary is a party or by which any of them or any of the properties or assets currently owned is bound, except such as would not have a Material Adverse Effect.

Neither the Corporation nor any Subsidiary nor any Related Entity nor, to the Corporation’s knowledge, any Investment Entity (i) is in violation of its certificate or articles of incorporation, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, (ii) is in default under, and no event has occurred which, with notice or lapse of time or both, would constitute a default under or result in the creation or imposition of any Lien upon any property or assets of the Corporation, any Subsidiary or any Related Entity pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (iii) is in violation of any statute, law, rule, regulation, ordinance, directive, judgment, decree or order of any judicial, regulatory or other legal or governmental agency or body, Canadian, U.S. or foreign, except (in the case of clauses (ii) and (iii) above) in any such case for violations or defaults that would not (individually or in the aggregate) have a Material Adverse Effect.

(u)

Compliance with Anti-Corruption Laws. None of the Corporation, any Subsidiary, any Related Entity, any director or officer thereof or, to the knowledge of the Corporation, any agent, employee, affiliate or other person acting on behalf of the Corporation, any Subsidiary, or any Related Entity, or, to the knowledge of the Corporation, any Investment Entity, any director or officer thereof or any agent, employee, affiliate or other person acting on behalf of any Investment Entity, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), or any applicable anti-corruption laws, rules, or regulation of Canada or any other jurisdiction in which the Corporation, any Subsidiary, any Related Entity or any Investment Entity conducts business, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Corporation, the Subsidiaries, the Related Entities and, to the knowledge of the Corporation, their affiliates, and, to the knowledge of the Corporation, the Investment Entities and their affiliates, have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(v)

Compliance with Anti-Money Laundering Laws. None of the Corporation, any Subsidiary, any Related Entity, any director or officer thereof or, to the knowledge of the Corporation, any agent, employee, affiliate or other person acting on behalf of the Corporation, any Subsidiary or any Related Entity, nor, to the knowledge of the Corporation, any Investment Entity, any director or officer thereof or any agent, employee, affiliate or other person acting on behalf of any Investment Entity, has at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof. The operations of the Corporation, each Subsidiary, each Related Entity and, to the knowledge of the Corporation, any Investment Entity, are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation, any Subsidiary, any Related Entity or, to the knowledge of the Corporation, any Investment Entity, with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

(w)	Compliance with Sanctions Laws.

(A) Neither the Corporation nor any Subsidiary nor any Related Entity nor any director or officer thereof nor, to the Corporation’s knowledge, any employee, agent, affiliate, representative or other person acting on behalf of the Corporation, any Subsidiary or any Related Entity, nor, to the knowledge of the Corporation, any Investment Entity nor any director or officer thereof nor any employee, agent, affiliate, representative or other person acting on behalf of any Investment Entity, is an individual or entity (“Specified Person”) that is, or is 50% or more owned or controlled by a Specified Person that is: (i) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign

Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, Global Affairs Canada or other relevant sanctions authority (collectively, “Sanctions”), nor (ii) located, organized or resident in a country or territory that is the subject of comprehensive economic Sanctions including, without limitation, Cuba, Iran, North Korea, Syria and the Crimea (each, a “Sanctioned Territory”).

(B) The Corporation will not, directly or indirectly, use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person: (i) to fund or facilitate any unauthorized activities or business of or with any person that, at the time of such funding or facilitation, is the subject of Sanctions, or in any Sanctioned Territory; or (ii) in any other manner that will result in a violation of Sanctions by any person (including any person participating in the Offering, whether as underwriter, advisor, investor or otherwise).

(C) For the past five years, the Corporation, its Subsidiaries, the Related Entities and, to the knowledge of the Corporation, the Investment Entities, have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any direct or indirect dealings or transactions in violation of applicable Sanctions.

(x)

Company Activities. Neither the Corporation nor any Subsidiary nor any Related Entity nor, to the Corporation’s knowledge, any person acting on behalf of the Corporation, any Subsidiary or any Related Entity, nor, to the knowledge of the Corporation, any Investment Entity or any person acting on behalf of any Investment Entity, has cultivated, produced, processed, imported, sold or distributed, or has any current intention to cultivate, produce, process, import, sell or distribute, any cannabis or cannabinoid product (which terms include, for greater certainty, all cannabis or cannabinoid products containing any level of THC or CBD) or has otherwise engaged in, targeted or derived revenues or funds from or expended any funds in relation to, or has any current intention to otherwise engage in, target or derive (or reasonably expect to derive) revenues or funds from or expend any funds in relation to, any direct or indirect dealings or transactions (including, for the avoidance of doubt, with respect to Intellectual Property pertaining to cannabis or cannabinoid products) in or to the United States of America, any state of the United States and its territories and possessions or the District of Columbia or any other federal, provincial, territorial, state, municipal, local or foreign jurisdiction where such activity is not fully lawful under all applicable federal, state, provincial or territorial laws; neither the Corporation nor any Subsidiary nor any Related Entity has operated in or exported any cannabis or cannabinoid product to any jurisdiction except Canada and Greece; to the knowledge of the Corporation, none of the Investment Entities have operated in or exported any cannabis or cannabinoid product to any jurisdiction except Canada; and the Corporation, its Subsidiaries, the Related Entities and, to the knowledge of the Corporation, the Investment Entities, have instituted and maintained and will continue to maintain policies and procedures reasonably designed to ensure that the Corporation, its Subsidiaries, the Related Entities and the Investment Entities do not carry on any cannabis-related activities in, or distribute or receive any cannabis or cannabinoid products to or from, or receive or distribute any funds, directly or indirectly, to or from any person carrying on such activities in any jurisdiction where such activities or products are not fully in compliance with all applicable federal, state, provincial or territorial laws. Sales by the Corporation, any Subsidiary, any Related Entity or, to the knowledge of the Corporation, any Investment Entity, of hemp-derived products in the United States are in compliance with all applicable regulations since all of such products that contain hemp, contain less than 0.3% THC content and are sold only in states in the United States that have not prohibited the sale of hemp products. No regulatory authority, including the TSX or the NYSE, has indicated that it will prohibit the listing of the Corporation’s securities based upon its sale of CBD products nor will the Agents or any broker or other FINRA member participating in this Offering be prohibited from depositing, clearing or settling the Shares, including through DTC or otherwise, on account of the Corporation’s sale of CBD products.

(y)

Criminal Laws. Neither the Corporation nor any Subsidiary nor any Related Entity nor, to the knowledge of the Corporation, any Investment Entity, has engaged in, or will engage in, (i) any direct or indirect dealings or transactions in violation of U.S. federal or state criminal laws, including, without limitation, the Controlled Substances Act, the Racketeer Influenced and Corrupt Organizations Act, the Travel Act or any anti-money laundering statute, (ii) any “aiding and abetting” in any violation of U.S. federal or state criminal laws, or (iii) any activity similar to (i) or (ii) where such activity is not fully lawful under all applicable federal, state, provincial or territorial laws of any other federal, provincial, territorial, state or foreign jurisdiction; and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation, any Subsidiary, any Related Entity or any Investment Entity with respect to U.S. federal or state criminal laws, or such similar laws of any other federal, provincial, territorial, state or foreign jurisdiction, is pending or, to the knowledge of the Corporation, threatened.

(z)

Financial and Disclosure Controls. The Corporation, the Subsidiaries and, to the knowledge of the Corporation, the Related Entities, maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as disclosed in the Registration Statement, the Prospectuses or the Disclosure Package, the Corporation’s and the Subsidiaries’ internal control over financial reporting is effective and the Corporation and the Subsidiaries are not aware of, and have not been advised by their auditors of, any material weakness in their internal control over financial reporting. Since the date of the latest audited consolidated financial statements included or incorporated by reference in the Registration

Statement, the Prospectuses and the Disclosure Package there has been no change in the Corporation’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Corporation’s internal control over financial reporting. The Corporation, its Subsidiaries and, to the knowledge of the Corporation, the Related Entities maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; in respect of the Corporation and its Subsidiaries, such disclosure controls and procedures have been designed to ensure that material information relating to the Corporation and its Subsidiaries is made known to the Corporation’s principal executive officer and principal financial officer by others within those entities. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, such disclosure controls and procedures of the Corporation and the Subsidiaries were effective as at April 30, 2020.

(aa)

Tax Returns. Except as has been disclosed in each of the Registration Statement, the Prospectuses and the Disclosure Package: (i) each of the Corporation, the Subsidiaries and, to the knowledge of the Corporation, the Related Entities has, on a timely basis, accurately prepared and filed all U.S., Canadian and foreign tax returns that are required to be filed by it and has paid or made provision for the payment of all applicable taxes, assessments, governmental or other similar charges with respect to the periods covered by such tax returns, except to the extent that the failure to do any of the foregoing would not be expected to have a Material Adverse Effect; (ii) each of the Corporation, the Subsidiaries and, to the knowledge of the Corporation, the Related Entities has paid all sales and use taxes and all taxes which the Corporation, any Subsidiary or any Related Entity is obligated to withhold from amounts owing to employees, creditors and third parties, except in any such case as would not have a Material Adverse Effect; (iii) the Corporation is not aware of any tax deficiencies or interest or penalties accrued or accruing or alleged to be accrued or accruing, thereon with respect to itself or any Subsidiary which have not otherwise been provided for by the Corporation, except to the extent that any such deficiency, interest or penalty would not be expected to have a Material Adverse Effect; (iv) there are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province, territory or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Corporation or sale by the Corporation of the Placement Shares; and (v) no stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province or territory in connection with the creation, issuance, sale and delivery to the Agents of the Placement Shares or the authorization, execution, delivery and performance of this Agreement or the resale of Placement Shares by an Agent to U.S. residents. The accruals and reserves on the books and records of the Corporation, the Subsidiaries and, to the knowledge of the Corporation, the Related Entities in respect of tax liabilities for any taxable period not finally determined are adequate to meet any assessments and related liabilities for any such period and, since the date of the most recent audited consolidated financial statements of the Corporation, the Corporation and the Subsidiaries have not incurred any liability for taxes other than in the ordinary course of their business. There is no tax lien, whether imposed by any U.S., Canadian or other taxing authority, outstanding against the assets, properties or business of the Corporation, any Subsidiary or, to the knowledge of the Corporation, any Related Entity.

(bb)

Accurate Disclosures. The statements set forth in the Base Prospectuses under the captions “Description of Securities”, “Share Structure”, “Regulatory Framework”, “Enforceability of Civil Liabilities” and “Risk Factors – PFIC Status”, in the Canadian Prospectus Supplement and the U.S. Prospectus Supplement under the captions “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations,” “Enforceability of Civil Liabilities” and “Eligibility for Investment” and in the Registration Statement under “Part II – Indemnification of Directors and Officers”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings. There is no franchise, contract or other document of a character required to be described in the Registration Statement, the Prospectuses or the Disclosure Package, or to be filed as an exhibit thereto, which is not described or filed as required; insofar as such descriptions summarize legal matters, agreements, documents or proceedings discussed therein, such descriptions are accurate and fair summaries of such legal matters, agreements, documents or proceedings. This Agreement conforms in all material respects to the description thereof in the Prospectuses.

(cc)

Significant Acquisitions. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, no acquisition has been made by the Corporation during its three most recently completed fiscal years that would be a significant acquisition for the purposes of Canadian Securities Laws or that would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws, and no proposed acquisition by the Corporation has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and that: (i) if completed by the Corporation at the date of the Prospectuses, would be a significant acquisition for the purposes of Canadian Securities Laws, or (ii) would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws.

(dd)

Capitalization. The Corporation is authorized to issue an unlimited number of Shares, and an unlimited number of special shares in the capital of the Corporation, issuable in series. All of the issued and outstanding Shares are fully paid and non-assessable and have been duly and validly authorized and issued, in compliance with all applicable Canadian, United States and other securities laws and not in violation of or subject to any preemptive or similar right that entitles any person to acquire from the Corporation any Shares or other security of the Corporation or any security convertible into, or exercisable or exchangeable for, Shares or any other such security (any “Relevant Security”), except for such rights as may have been fully satisfied or waived prior to the date hereof. The form of the certificates for the Shares have been approved by the board of directors of the Corporation and adopted by the Corporation and comply with all applicable legal and stock exchange requirements and do not conflict with the Corporation’s by-laws or constating documents. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, no holder of any Relevant Security has any rights to require registration or qualification under the Securities Act or Canadian Securities Laws of any Relevant Security in connection with the offer and sale of the Shares contemplated hereby. No person has the right to act as an underwriter or as a financial advisor to the Corporation in connection with the offer and sale of the Placement Shares hereunder, as a result of the sale of the Placement Shares as contemplated hereby or otherwise. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there are no shareholders’ agreements, voting agreements, investors’ rights agreements or other agreements in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation, its Subsidiaries or the Related Entities, the nomination of directors to the board of the Corporation or the operations or affairs of the Corporation, its Subsidiaries or the Related Entities. For purposes of this section (dd), in the case of any Related Entity, any disclosure in the Registration Statement, the Prospectuses and the Disclosure Package to the effect that the Related Entity is a joint venture or a partnership with another person shall be considered to constitute disclosure that there is or will be a shareholders’ agreement, voting agreement, investors’ rights agreement or other agreement which does affect or will affect the voting or control of securities of the Related Entity or the operations or affairs of the Related Entity.

(ee)

Description of Shares. The Shares conform and will conform to all statements relating thereto contained in the Registration Statement, the Prospectuses and the Disclosure Package and such description conforms to the rights set forth in the instruments defining the same.

(ff)

The Placement Shares. The Corporation has full power and authority (corporate or otherwise) to issue the Placement Shares and to perform its obligations hereunder. When issued in accordance with this Agreement, and upon receipt of payment for the Placement Shares, the Placement Shares will have been duly and validly created and issued as fully paid and non-assessable.

(gg)

No Undisclosed Relationships. Neither the Corporation nor any Subsidiary nor any Related Entity (i) has any material lending or other relationship with any bank or lending affiliate of any of the Agents, (ii) intends to use any of the proceeds from the sale of the Placement Shares hereunder to repay any outstanding debt owed to any affiliate of any of the Agents, (iii) has any other relationship with any of the Agents that would require disclosure in the Prospectuses pursuant to National Instrument 33-105 – Underwriting Conflicts (“NI 33-105”), or (iv) has been involved in any related party transactions or off-balance sheet transactions or any other non-arm’s length transactions involving the Corporation or its subsidiaries that are required to be disclosed under NI 33-105 or the rules and regulations of FINRA, that have not been described in the Registration Statement, the Prospectuses or the Disclosure Package or to be filed as exhibits thereto which have not been so filed as required.

(hh)

Public Filings. There are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the Offering that have not been made publicly available as required; there are no documents required to be filed as of the date hereof with the Canadian Qualifying Authorities or with any other Canadian securities regulatory authority in connection with the Offering that have not been filed as required; and the Corporation has not filed any confidential material change reports or similar confidential report with any securities regulatory authority that is still maintained on a confidential basis.

(ii)

No Brokerage or Finder’s Fees. Other than the Agents, there is no person acting or, to the knowledge of the Corporation, purporting to act at the request of the Corporation, who is entitled to any brokerage, finder’s fees or other like payment in connection with the transactions contemplated herein or, to the Corporation’s knowledge, any arrangements, agreements, understandings, payments or issuance with respect to the Corporation or any of its officers, directors, shareholders, partners, employees, Subsidiaries or affiliates that may affect the Agents’ compensation as determined by FINRA.

(jj)

No Rulings Against Directors or Officers. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, to the knowledge of the Corporation, none of the directors or officers of the Corporation are now, or have been in the ten (10) years prior to the date hereof, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(kk)

Transactions at Arm’s Length. Neither the Corporation nor any of the Subsidiaries owes any amount to, nor has the Corporation or any of the Subsidiaries made any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any person not dealing at “arm’s-length” (as such term is defined in the Income Tax Act (Canada)) with any of them, except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Corporation or any of the Subsidiaries. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor any of the Subsidiaries is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other person not dealing at arm’s-length with the Corporation and the Subsidiaries.

(ll)

Compliance with Sarbanes-Oxley Act. The Corporation and its Subsidiaries and their respective officers and directors are in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended.

(mm)

No Orders. No securities commission or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened, and the Corporation is not in material default of any requirement of Canadian Securities Laws, the Securities Act or the Exchange Act.

(nn)

Listing on TSX and NYSE. The issued and outstanding Shares are listed and posted for trading on the TSX and the NYSE and, except as disclosed in the Registration Statement and the Prospectuses, the Corporation is in compliance in all respects with the current listing requirements of the TSX and the NYSE; and the Placement Shares will be listed and posted for trading on the TSX and the NYSE as of each Applicable Time. Except as disclosed in the Registration Statement and the Prospectuses, the Corporation has not, in the 12 months preceding the date the first Placement Notice is given hereunder, received notice from the TSX or the NYSE to the effect that the Corporation is not in compliance with the listing or maintenance requirements of each such stock exchange. Except as disclosed in the Registration Statement and the Prospectuses, the Corporation has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements.

(oo)

Canadian Reporting Issuer; SEC Registration. The Corporation is a “reporting issuer” or the equivalent thereof in each of the Canadian Qualifying Jurisdictions where such concept exists, is not on the list of defaulting reporting issuers maintained by the Canadian Qualifying Authorities in each such Canadian Qualifying Jurisdiction that maintains such a list and is not in breach of any filing requirement under Canadian Securities Laws . The Corporation is subject to the reporting requirements of Section 13 of the Exchange Act and files periodic reports with the SEC; the Shares are registered with the SEC under Section 12(b) of the Exchange Act and the Corporation is not in breach of any filing or other requirements under the Exchange Act.

(pp)

Transfer Agents and Registrar. TSX Trust Company at its principal offices in Toronto, Ontario is the duly appointed registrar and transfer agent of the Corporation with respect to the Shares, and Continental Stock Transfer & Trust Company at its principal office in New York, New York is the duly appointed U.S. co-transfer agent of the Corporation with respect to the Shares.

(qq)

Investment Company Act. The Corporation is not and, after giving effect to the Offering and the application of the Net Proceeds as described in the Registration Statement, the Prospectuses and the Disclosure Package will not be an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

(rr)

Independent Accountants. PricewaterhouseCoopers LLP, the independent registered public accounting firm for the Corporation, is independent with respect to the Corporation within the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and is an independent registered public accounting firm with respect to the Corporation within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States), and is registered with the Canadian Public Accountability Board. MNP LLP, the former independent registered public accounting firm for the Corporation, who has audited the consolidated financial statements of the Corporation that are included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, and whose reports appear or are incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, was, prior to its resignation as independent registered public accounting firm for the Corporation, independent with respect to the Corporation within the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and was an independent registered public accounting firm with respect to the Corporation within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States), and is registered with the Canadian Public Accountability Board. KPMG LLP, the former independent auditor for Newstrike, was, prior to its resignation as independent auditor for Newstrike, independent with respect to Newstrike within the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and was an independent auditor with respect to Newstrike within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States), and is registered with the Canadian Public Accountability Board. There has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Corporation and its auditors or former auditors or Newstrike and its auditors, KPMG LLP.

(ss)

No Stabilization. The Corporation has not taken, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws, the Exchange Act or otherwise, stabilization or manipulation of the price of the Shares to facilitate the sale or resale of the Placement Shares.

(tt)

Purchases by the Agents. The Corporation acknowledges and agrees that the Agents have informed the Corporation that the Agents may, but are not required to, to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, this Agreement and the Exemption, purchase and sell Shares for the Agents’ own accounts and for the accounts of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

(uu)

No Misstatement or Omission in an Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus does not and, as of the Applicable Time, will not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Corporation makes no representation or warranty with respect to any statement contained in any Issuer Free Writing Prospectus in reliance upon and in conformity with written information furnished to the Corporation by and through the Agents for use therein.

(vv)

Conformity of Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus conformed or will conform in all respects with the requirements of the Securities Act on the date of first use, and the Corporation has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the Securities Act. Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Placement Shares, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein that has not been superseded or modified. The Corporation has not made any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Agents. The Corporation has retained in accordance with the Securities Act all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the Securities Act.

(ww)

Compliance with Cannabis Regulations. Neither the Corporation nor any Subsidiary nor any Related Entity nor, to the knowledge of the Corporation, any Investment Entity has received any inspection report, notice of adverse finding, warning letter, untitled letter or other correspondence with or notice from Health Canada or any other federal, provincial, territorial, state, municipal, local or foreign governmental or regulatory authority or court or arbitrator in Canada or any other country, alleging or asserting noncompliance with any applicable laws or regulations, including, without limitation, the Cannabis Act, the Food and Drugs Act R.S.C. 1985, c. F-27 or the Controlled Drugs and Substances Act S.C. 1996, c. 19, that has not been resolved by the Corporation, the Subsidiary, the Related Entity or the Investment Entity, as the case may be. The Corporation, each Subsidiary, each Related Entity, any person acting on behalf of the Corporation, each Subsidiary and each Related Entity and, to the knowledge of the Corporation, each Investment Entity and any person acting on behalf of each Investment Entity, are and have been in compliance with applicable health care, cannabis, privacy and personal health information laws and the regulations promulgated pursuant to such laws and all other federal, provincial, territorial, state, municipal, local or foreign laws, manual provisions, policies and administrative guidance relating to the regulation of the Corporation in Canada or any other country, except where any non-compliance would not, individually or in the aggregate, have any Material Adverse Effect. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Corporation nor any Subsidiary nor any Related Entity nor, to the knowledge of the Corporation, any Investment Entity has, either voluntarily or involuntarily, initiated, conducted or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, post-sale warning or other notice or action relating to the alleged safety or efficacy of any product or any alleged product defect or violation and, to the knowledge of the Corporation, there is no basis for any such notice or action. The Corporation, the Subsidiaries, the Related Entities and, to the knowledge of the Corporation, the Investment Entities, are and have been in compliance with all applicable federal, provincial, territorial, state, municipal, local and foreign laws, regulations, orders and decrees governing its business as prescribed by Health Canada, or any other federal, provincial, territorial, state, municipal, local or foreign agencies or bodies in Canada or any other country engaged in the regulation of cannabis, controlled drugs and substances or pharmaceuticals, except where noncompliance would not, singularly or in the aggregate, have any Material Adverse Effect.

(xx)

Insurance. Except as disclosed by the Corporation in the Prospectuses in relation to its directors’ and officers’ liability insurance, each of the Corporation, the Subsidiaries and the Related Entities maintain insurance in such amounts and covering such risks as the entity reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries, including, but not limited to, in the case of the Corporation and the Subsidiaries, directors and officers insurance coverage at least equal to the aggregate Offering amount, all of which insurance is in full force and effect. Except as disclosed by the Corporation in the Prospectuses in relation to its directors’ and officers’ liability insurance, there are no material claims by the Corporation, any Subsidiary or any Related Entity under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. Except as disclosed by the Corporation in the Prospectuses in relation to its directors’ and officers’ liability insurance, the Corporation has no reason to believe that it will be unable to renew its existing insurance as and when such coverage expires or will be able to obtain replacement insurance adequate for the conduct of the business and the value of its properties at a cost that would not have a Material Adverse Effect.

(yy)

Owned Premises. The Owned Premises are the only real property owned by the Corporation or the Subsidiaries. The Owned Premises are 100% beneficially owned by the Corporation or a Subsidiary, and the Corporation or the applicable Subsidiary holds the Owned Premises under valid, subsisting and enforceable title documents and such title documents permit the Corporation and such Subsidiary to carry on the business thereon as currently conducted.

(zz)

Leased Premises. The Leased Premises are the only real property leased by the Corporation or the Subsidiaries. The Corporation or a Subsidiary has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation or a Subsidiary occupies the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the transactions described herein by the Corporation, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases.

(aaa)

PFIC. The Corporation does not expect to be a “passive foreign investment company” for U.S. federal income tax purposes within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (the “Code”), for its current taxable year ending July 31, 2020. The Corporation is not currently a “controlled foreign corporation” for U.S. federal income tax purposes within the meaning of Section 957 of the Code and does not expect to become a controlled foreign corporation in the foreseeable future.

(bbb)

Clinical Trials. No preclinical or clinical studies or trials have been conducted by or on behalf of the Corporation, any Subsidiary or any Related Entity in any jurisdiction, and neither the Corporation nor any Subsidiary nor any Related Entity has participated in any such preclinical or clinical study or trial or provided any study drug for a preclinical or clinical study or trial conducted by any other person.

(ccc)

Intellectual Property. (i) Each of the Corporation, its Subsidiaries and, to the knowledge of the Corporation, the Related Entities owns all rights in or has obtained valid and enforceable licences or other rights to use, the systems, recipes, know how (including trade secrets and other proprietary or confidential information), trade-marks (both registered and unregistered), trade names, patents, patent applications, inventions, copyrights and any other intellectual property (collectively, “Intellectual Property”) described in the Registration Statement, the Prospectuses and the Disclosure Package as being owned or licensed by the Corporation or which are used for the conduct of the Corporation’s business as currently carried on and proposed to be carried on, free and clear of any Lien or other adverse claim or interest of any kind or nature affecting the assets of the Corporation; (ii) to the knowledge of the Corporation, except where any infringement would not, indirectly or in the aggregate, have any Material Adverse Effect, there is no infringement by third parties of any Intellectual Property owned, licensed or commercialized by the Corporation; (iii) there is no action, suit, proceeding or claim pending or, to the knowledge of the Corporation, threatened by others challenging the Corporation’s rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by the Corporation, its Subsidiaries and the Related Entities, and the Corporation is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim; and (iv) to the Corporation’s knowledge, all trade secrets and other confidential proprietary information forming part of or in relation to the Intellectual Property being owned or licensed by the Corporation, any Subsidiary or any Related Entity is and remains confidential to the Corporation, such Subsidiary or such Related Entity, as the case may be.

(ddd)

IT Systems. The Corporation’s, its Subsidiaries’ and, to the knowledge of the Corporation, the Related Entities’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) operate and perform in all material respects as required in connection with the operation of the business of the Corporation, the Subsidiaries and the Related Entities as currently conducted. The Corporation, its Subsidiaries and, to the knowledge of the Corporation, the Related Entities maintain commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”) processed and stored thereon, and to the knowledge of the Corporation, there have been no breaches, incidents, violations, outages, compromises or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Corporation, its Subsidiaries and, to the knowledge of the Corporation, the Related Entities are presently in compliance in all material respects with all applicable laws or statutes and all applicable judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification, except for any such noncompliance that would not have a Material Adverse Effect.

(eee)

Properties and Leases. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (i) each of the Corporation, the Subsidiaries and the Related Entities owns or leases all such properties as are necessary to the conduct of its business as presently operated and as proposed to be operated as described in the Registration Statement, the Prospectuses and the Disclosure Package; (ii) each of the Corporation, the Subsidiaries and the Related Entities has good and marketable title to all real property and good and marketable title to all personal property owned by them, in each case free and clear of any and all Liens except such as are described in the Registration Statement, the Prospectuses and the Disclosure Package or such as do not (individually or in the aggregate) materially affect the value of such property or materially interfere with the use made or proposed to be made of such property by the Corporation, the Subsidiaries and the Related Entities; and any real property and buildings held under lease or sublease by the Corporation, the Subsidiaries and the Related Entities are held by them under valid, subsisting and enforceable leases with such exceptions as are not material to, and do not materially interfere with, the use made and proposed to be made of such property and buildings by the Corporation, the Subsidiaries and the Related Entities; and (iii) neither the Corporation nor any Subsidiary nor any Related Entity has received any notice or other communication of any claim adverse to its ownership of any real or personal property or of any claim against the continued possession of any real property, whether owned or held under lease or sublease by the Corporation, any Subsidiary or any Related Entity, except as would not have a Material Adverse Effect. Except for the sale of inventory in the ordinary course of business, no person has any contract or any right or privilege capable of becoming a right to purchase any property from the Corporation, any Subsidiary or any Related Entity. Except for such matters as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Corporation nor any Subsidiary nor any Related Entity is in default or breach of any real property lease, and neither the Corporation nor any Subsidiary nor any Related Entity has received any notice or other communication from the owner or manager of any real property leased by the Corporation, any Subsidiary or any Related Entity that the Corporation, such Subsidiary or any Related Entity is not in compliance with any real property lease, and to the knowledge of the Corporation, no such notice or other communication is pending or has been threatened.

(fff)

Facilities. The Corporation’s, the Subsidiaries’, the Related Entities’ and, to the knowledge of the Corporation, the Investment Entities’ facilities and product research and development activities are and have been in compliance in all respects with applicable good practices, processes, standards and procedures as required by Health Canada and any other Governmental Authority, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(ggg)

Environmental Laws. There has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any kind of hazardous, toxic or other wastes, pollutants, contaminants, petroleum products or other hazardous or toxic substances, chemicals or materials (“Hazardous Substances”) by, due to, on behalf of, or caused by the Corporation, any Subsidiary or, to the knowledge of the Corporation, any Related Entity (or, to the Corporation’s knowledge, any other entity for whose acts or omissions the Corporation is or may be liable) upon any property now or previously owned, operated, used or leased by the Corporation, any Subsidiary or any Related Entity, or upon any other property, which would be a violation of or give rise to any liability under any applicable law, rule, regulation, order, judgment, decree or permit, common law provision or other legally binding standard relating to pollution or protection of human health and the environment (“Environmental Law”), except for violations and liabilities which, individually or in the aggregate, would not have a Material Adverse Effect. There has been no disposal, discharge, emission contamination or other release of any kind at, onto or from any such property or into the environment surrounding any such property of any Hazardous Substances with respect to which the Corporation, any Subsidiary or, to the knowledge of the Corporation, any Related Entity has knowledge, except as would not, individually or in the aggregate, have a Material Adverse Effect. There is no pending or, to the best of the Corporation’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Corporation, any Subsidiary or, to the knowledge of the Corporation, any Related Entity, except as would not, individually or in the aggregate, have a Material Adverse Effect. No property of the Corporation, any Subsidiary or, to the knowledge of the Corporation, any Related Entity is subject to any Lien under any Environmental Law. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Corporation nor any Subsidiary nor, to the knowledge of the Corporation, any Related Entity is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), would have a Material Adverse Effect. The Corporation, its Subsidiaries and, to the knowledge of the Corporation, the Related Entities have all permits, authorizations and approvals required under all applicable Environmental Laws and are each in compliance with their requirements. In the ordinary course of its business, the Corporation periodically reviews the effect of Environmental Laws on the business, operations and properties of the Corporation, its Subsidiaries and the Related Entities, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure or remediation of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Corporation has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect.

(hhh)

Changes in Law. To the knowledge of the Corporation, there is no pending or contemplated change to any law, regulation or position of a Governmental Authority that would have a Material Adverse Effect.

(iii)

Corporate Records. The minute books and corporate records of the Corporation, its Subsidiaries and, to the knowledge of the Corporation, the Related Entities are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Corporation, its Subsidiaries and the Related Entities as at the date hereof and, at the closing of the Offering, will contain the minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Corporation, its Subsidiaries and the Related Entities.

(jjj)	Foreign Private Issuer. The Corporation is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(kkk)

Forward-Looking Information and Third-Party Data. The Corporation has a reasonable basis for disclosing all forward-looking information (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) contained in the Registration Statement, the Prospectuses and the Disclosure Package. The statistical, industry-related and market-related data included in the Registration Statement, the Prospectuses and the Disclosure Package are based on or derived from sources which the Corporation reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived. The Corporation has obtained the consent to the use of such data or information from such sources to the extent required.

(lll)

Incentive Plans. Each stock option granted under any stock option plan or other security based compensation plan of the Corporation (each, a “Stock Plan”) was granted with a per share exercise price no less than the fair market value per common share on the grant date of such option, determined in accordance with the rules of the TSX, and no such grant involved any “back-dating,” “forward-dating” or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Corporation or such Subsidiary, as applicable, and (iii) has been or will be properly accounted for in the Corporation’s financial statements and has been or will be disclosed, to the extent required, in the Corporation’s filings or submissions with the SEC and the Canadian Qualifying Authorities.

(mmm)

Security Clearance. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package or for security clearances which have been applied for and are in process with Health Canada, each director and executive officer of the Corporation, the Subsidiaries or the Related Entities that is required to hold security clearance under the Cannabis Act and related regulations in order to maintain the Consents holds such clearance and the Corporation, the Subsidiaries and the Related Entities are not aware of any circumstance that would affect or prevent them from obtaining such security clearances.

(nnn)

XBRL. The interactive data in eXtensible Business Reporting Language included or incorporated by reference in the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto.

(ooo)	No Reliance. The Corporation has not relied upon the Agents or legal counsel for the Agents for any legal, tax or accounting advice in connection with the offering and sale of the Placement Shares.

(ppp)

Continuous Offering Agreements. Except for this Agreement, the Corporation is not party to any other equity distribution or sales agency agreement or other similar arrangement with any other agent or any other representative in respect of any “at the market offering” or other continuous equity offering transaction.

(qqq)

Corporation Certificates. Any certificate signed by a director or an officer of the Corporation and delivered to an Agent or to counsel for such Agent pursuant to or in connection with this Agreement shall be deemed to be a representation and warranty by the Corporation to such Agent as to the matters set forth therein.

(rrr)

COVID-19 Outbreak. Except as disclosed in the Registration Statement and the Prospectuses and as mandated by or in conformity with the recommendations of a Governmental Authority, there has been no closure, suspension or disruption to, the operations or workforce productivity of the Corporation, any Subsidiary or Related Entity as a result of the COVID-19 Outbreak and, except as disclosed in the Registration Statement and the Prospectuses, any such government mandates have not materially affected the Corporation, any Subsidiary or Related Entity. The Corporation has been monitoring the COVID-19 Outbreak and the potential impact on all of its operations and has put in place measures it considers reasonable and in accordance with the recommendations of Governmental Authorities to ensure the wellness of all of its employees and surrounding communities where the Corporation and the Subsidiaries operate while continuing to operate.

The Corporation acknowledges that each Agent and, for purposes of opinions that may be delivered by them, counsel to the Company and to the Agents, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

8.	Covenants of the Corporation.

The Corporation covenants and agrees with the Agents that:

(a)

Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Corporation will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the SEC and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the SEC or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Corporation will file promptly all other material required to be filed by it with the SEC pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Corporation will submit a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) to the Agents within a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing and to perform any due diligence investigations as may reasonably be required prior to such proposed filing; and (iv) the Corporation will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Corporation shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR) and the Corporation will cause (A) each amendment or supplement to the U.S. Prospectus to be filed with the SEC as required pursuant to General Instruction II.L of Form F-10 and the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the SEC as required pursuant to the Exchange Act, within the time period prescribed and (B) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to Canadian Securities Laws, within the time period prescribed.

(b)

Notice of Cease Trade or Stop Orders. The Corporation will advise the Agents, promptly after it receives notice thereof, of the issuance by the SEC or the Canadian Qualifying Authorities of any stop order, cease trade order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the SEC to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the SEC or the Canadian

Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is a Placement Notice that has been issued by the Corporation that has not been suspended or terminated in accordance with Section 4 or Section 13 of this Agreement, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order, cease trade order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order, cease trade order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Corporation will use its commercially reasonable efforts to prevent the issuance of any stop order, cease trade order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order, cease trade order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Corporation will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)

Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or Rule 173(a) under the Securities Act) or Canadian Securities Laws (disregarding, for such purpose, the applicability of the Exemption), the Corporation will comply in all material respects with all requirements imposed upon it by the Securities Act, by the Rules and Regulations and by Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the SEC pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or Canadian Securities Laws, the Corporation will immediately notify the Agents to suspend the offering of Placement Shares during such period and, if, in the Corporation’s determination and at the Corporation’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Securities Act or Canadian Securities Laws, the Corporation will promptly prepare and, after complying with Section 8(a)(iii) hereof, file with the Canadian Qualifying Authorities and the SEC such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Corporation will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request. The Corporation shall in good faith discuss with the Agents any change in a fact or circumstance (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice need be given to the Agents pursuant to this Section 8(c).

(d)

Delivery of Registration Statement and Prospectuses. The Corporation will furnish to the Agents and their counsel (at the expense of the Corporation) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein), in both the English and French languages, as applicable, and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the SEC or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the SEC during such period that are deemed to be incorporated by reference therein) or, based on the terms of the Exemption, as applicable, the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request; provided, however, the Corporation shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(e)

Corporation Information. The Corporation will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agent pursuant to this Agreement, the Securities Act and Canadian Securities Laws.

(f)

Earnings Statement. The Corporation will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Corporation’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 under the Securities Act.

(g)

Material Non-public Information. The Corporation covenants that it will not issue a Placement Notice to any Agent in accordance with Section 2 hereof if the Corporation is in possession of material non-public information regarding the Corporation and the Subsidiaries, or the Shares.

(h)	Expenses. The Corporation, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated in accordance with

Section 13, will pay all expenses relating to the following matters: (i) the preparation and filing of the Registration Statement and each amendment and supplement thereto, each of the Prospectuses and each amendment and supplement thereto and each Issuer Free Writing Prospectus, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) all fees and disbursements of the Corporation’s counsel, accountants and other advisors, (iv) the reasonable fees, disbursements and expenses of counsel to the Agents (subject to a maximum of $200,000 excluding taxes and disbursements for the Canadian Agent) in connection with this Agreement, the Registration Statement and the Prospectuses and the reasonable fees, disbursements and expenses of counsel to the Agents for their ongoing services in connection with the transaction contemplated hereunder (subject to a maximum of $5,000 per quarter for the Canadian Agent), (v) the qualification of the Placement Shares under securities law, including filing fees in connection therewith, (vi) the printing and delivery to the Agents of copies of the Prospectuses and any amendments or supplements thereto, and of this Agreement, (vii) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the TSX and NYSE, and (viii) the filing fees and expenses related to the SEC, the Canadian Qualifying Authorities and FINRA (including reasonable fees and disbursements of counsel to the Agents incurred in connection therewith). All fees and expenses are to be paid in the currency in which such fees and expenses were incurred.

(i)	Use of Proceeds. The Corporation will use the Net Proceeds as described in the Prospectuses.

(j)

Change of Circumstances. During the term of this Agreement, the Corporation will, at any time during a fiscal quarter in which the Corporation intends to deliver a Placement Notice to the Agents to sell Placement Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(k)

Due Diligence Cooperation. The Corporation will cooperate with any due diligence review conducted by the Agents or their agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agents or their counsel may reasonably request; provided, however, that the Corporation shall be required to make available senior corporate officers only (i) by telephone or at the Corporation’s principal offices and (ii) during the Corporation’s ordinary business hours.

(l)

Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any suspension of sales under Section 4), and at each Applicable Time, each Settlement Date and each Amendment Date, the Corporation shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(m)

Required Filings Relating to Placement of Placement Shares. In each quarterly report, annual information form or annual financial statements/annual report on Form 20-F, Form 40-F or Form 10-K filed by the Corporation in respect of any period in which sales of Placement Shares were made by the Agents under this Agreement, the Corporation shall set forth with regard to such period the number of Placement Shares sold through the Agents under this Agreement, the Net Proceeds received by the Corporation and the compensation paid by the Corporation to the Agents with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, the Corporation will provide the TSX with all information it requires with respect to the Offering within the timelines prescribed by the TSX.

(n)

Representation Dates; Certificate. During the term of this Agreement, each time the Corporation (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files or amends an annual report on Form 20-F, Form 40-F or Form 10-K; (iii) files, furnishes or amends interim financial statements on Form 6-K; or (iv) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iii) and any time of request pursuant to (iv) above shall be a “Representation Date”), the Corporation shall furnish the Agents with a certificate, in the form attached hereto as Exhibit A within three (3) Trading Days of any Representation Date. The requirement to provide a certificate under this Section 8(n) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Corporation delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Corporation files its annual report on Form 20-F, Form 40-F or Form 10-K. Notwithstanding the foregoing, if the Corporation subsequently decides to sell Placement Shares following a Representation Date when the Corporation relied on such waiver and did not provide the Agents with a certificate under this Section 8(n), then before the Corporation delivers the Placement Notice or the Agents sell any Placement Shares, the Corporation shall provide the Agents with a certificate, in the form attached hereto as Exhibit A, dated the date of the Placement Notice.

(o)

Legal Opinions. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Corporation will furnish or cause to be furnished to the Agents and to counsel to the Agents, (A) (i) the written opinions of DLA Piper (Canada) LLP (Toronto, Ontario) and other local counsel as required, such opinions to be substantially similar to the form attached hereto as

Exhibit B, and (ii) the written opinions and negative assurance letter of DLA Piper LLP (US) (Seattle, Washington) and other local counsel as required, such opinions and negative assurance letter to be in form and substance satisfactory to the Agents, acting reasonably, and (B) opinions of BCF Business Law (Montreal, Québec), PricewaterhouseCoopers LLP, Norton Rose Fulbright LLP and KPMG LLP to the effect collectively that the French language version of the Canadian Prospectus, together with each document incorporated by reference therein, is a complete and proper translation of the English version thereof, each dated the date that the opinion is required to be delivered, in form and substance satisfactory to the Agents and their counsel, acting reasonably, or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance).

(p)

Auditor Comfort Letters. Upon execution of this Agreement and (x) within three (3) Trading Days of each Representation Date with respect to which the Corporation is obligated to deliver a certificate in the form attached hereto as Exhibit A for which no waiver is applicable and (y) concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Corporation shall cause PricewaterhouseCoopers LLP and MNP LLP to furnish to the Agents letters (the “Auditor Comfort Letters”) addressed to the Agents dated the date such Auditor Comfort Letters is delivered, in form and substance satisfactory to the Agents, acting reasonably, (A) collectively relating to the verification of certain of the financial information and statistical and accounting data relating to the Corporation and the Subsidiaries, as applicable, contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which Auditor Comfort Letters shall be based on a review having a cut-off date not more than two Business Days prior to the date of such letter, (B) stating that such auditors are or were, as applicable, independent public accountants within the meaning of the Securities Act and Canadian Securities Laws and the rules and regulations thereunder, and that, as applicable, in their opinion the portion of the audited financial statements of the Corporation incorporated by reference in the Registration Statement and the Prospectuses and audited by such auditors comply as to form in all material respects with the applicable accounting requirements of the Securities Act and Canadian Securities Laws and the related regulations adopted by the SEC and the Canadian Qualifying Authorities (the first such letter in each case, the “Initial Auditor Comfort Letters”) and (C) if applicable, updating the Initial Auditor Comfort Letters with any information which would have been included in the Initial Auditor Comfort Letters had they been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(q)	Newstrike Comfort Letters. Upon execution of this Agreement, the Corporation shall: (A) cause KPMG LLP to furnish to the Agents a letter (the “Newstrike

Auditor Comfort Letter”) addressed to the Agents dated the date such Newstrike Auditor Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, (i) relating to the verification of certain of the financial information and statistical and accounting data relating to Newstrike, as applicable, contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which Newstrike Auditor Comfort Letter shall be based on a review having a cut-off date not more than two Business Days prior to the date of such letter, and (ii) stating that such auditors are or were, as applicable, independent public accountants within the meaning of the Securities Act and Canadian Securities Laws and the rules and regulations thereunder, and that in their opinion the portion of the audited financial statements of Newstrike incorporated by reference in the Registration Statement and the Prospectuses and audited by such auditors comply as to form in all material respects with the applicable accounting requirements of the Securities Act and Canadian Securities Laws and the related regulations adopted by the Canadian Qualifying Authorities; and (B) furnish to the Agents a letter (the “Newstrike Corporate Comfort Letter”) addressed to the Agents dated the date the Newstrike Auditor Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, relating to the verification of certain of the historical and pro forma financial information contained in the Business Acquisition Report relating to the Corporation’s acquisition of Newstrike, as applicable, contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which is not addressed in the Newstrike Auditor Comfort Letter or the Auditor Comfort Letters.

(r)

Market Activities. The Corporation will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Corporation to facilitate the sale or resale of the Placement Shares or (ii) bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents.

(s)

Investment Company Act. The Corporation will conduct its affairs in such a manner so as to reasonably ensure that, prior to the termination of this Agreement, it will not be or become an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations thereunder.

(t)

No Offer to Sell. Other than a free writing prospectus (as defined in Rule 405 under the Securities Act) approved in advance by the Corporation and the Agents in each of their capacities as principal or agent hereunder, neither the Agents nor the Corporation (including its agents and representatives, other than the Agents in each of their capacities as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed by it with the SEC, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(u)

Consent to the Agents’ Trading. The Corporation consents to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, the rules of the TSX and the NYSE, the Exemption and under this Agreement, to the Agents trading in the Shares of the Corporation: (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts provided that no such purchase or sale shall take place by an Agent while such Agent has received a Placement Notice that remains in effect, unless the Corporation has expressly authorized or consented in writing to any such trades by such Agent.

(v)

Actively-Traded Security. The Corporation shall notify the Agents immediately by an email addressed to each of the respective individuals from each of the Agents set forth on Schedule 1 attached hereto if the Shares cease to qualify as an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party.

(w)

Company Activities. The Corporation and the Subsidiaries will not, and will not cause any of their directors, officers, employees, agents or other persons acting on their behalf or any Related Entity to, cultivate, produce, process, import, sell or distribute any cannabis or cannabinoid product (which terms include, for greater certainty, all cannabis or cannabinoid products containing any level of THC or CBD) or otherwise engage in, target or derive revenues or funds from, or expend any funds in relation to, any direct or indirect dealings or transactions in or to the United States of America, any state of the United States and its territories and possessions or the District of Columbia or any other jurisdiction unless such activity is in full compliance with all federal, state, and provincial or territorial laws applicable to such activity. The Corporation will notify the Agents promptly if the Corporation, any Subsidiary, any Related Entity or any director, officer, employee, agent or other person acting on behalf of the Corporation, any Subsidiary or any Related Entity has received notice of any investigation or proceedings related to the matters set forth in this Section 8(w).

(x)

Investment Entities’ Activities. The Corporation will at all times take all necessary actions to promptly bring itself into compliance with any applicable U.S. federal laws that may be contravened by maintaining an ongoing investment in any Investment Entity as a result of any of its activities and to comply with the applicable TSX and NYSE policies, rules and regulations with respect to the cannabis sector, including but not limited to, if and when required by the applicable TSX or NYSE policies, rules and regulations or for compliance with the applicable U.S. federal laws, the prompt sale, transfer or disposal of the Corporation’s interest (whether equity, debt or otherwise) in any Investment Entity. The Corporation will notify the Agents promptly if, to the knowledge of the Corporation, any Investment Entity has received notice of any investigation or proceedings related to the matters set forth in this Section 8(x).

(y)

Notice of Other Sales. During the pendency of any Placement Notice given hereunder, the Corporation shall provide the Agents notice as promptly as reasonably possible before it offers to sell, contracts to sell, sells, grants any option to sell or otherwise disposes of any Shares (other than Placement Shares offered pursuant to the provisions of this Agreement) or securities convertible or exercisable into or exchangeable for Shares; provided, that such notice shall not be required in connection with the (i) issuance, grant or sale of Shares, options or other rights to purchase or otherwise acquire Shares, or Shares issuable upon the exercise of options or other equity awards, in each case granted pursuant to any stock option, stock bonus or other stock or compensatory plan or arrangement, whether now in effect or hereafter implemented, (ii) issuance of securities in connection with an acquisition, merger or sale or purchase of assets which is described at the time of issuance in the Registration Statement and the Prospectuses, (iii) issuance or sale of Shares upon conversion of securities or the exercise of warrants, options or other rights then in effect or outstanding, and disclosed in filings by the Corporation available on SEDAR or EDGAR or otherwise in writing to the Agents, and (iv) issuance or sale of Shares pursuant to any dividend reinvestment and stock purchase plan that the Corporation has in effect or may adopt from time to time, provided that the implementation of such new plan is disclosed to the Agents in advance. If the Corporation notifies the Agents under this Section 8(y) of a proposed sale of Shares or Share equivalents, the Agents may suspend any offers and sales of Securities under this Agreement for a period of time deemed appropriate by the Agents.

(z)

Insurance. Each of the Corporation, the Subsidiaries and the Related Entities shall maintain insurance in such amounts and covering such risks as such entity reasonably considers adequate for the conduct of its business and the value of its properties and as is customary for companies engaged in similar businesses in similar industries.

(aa)

Compliance with Laws. The Corporation and each of the Subsidiaries and the Related Entities shall maintain, or cause to be maintained, all material environmental permits, licences and other authorizations required by federal, provincial, state and local law in order to conduct their businesses as described in the Registration Statement and the Prospectuses, and the Corporation and each of the Subsidiaries and the Related Entities shall conduct their businesses, or cause their businesses to be conducted, in compliance with such permits, licences and authorizations and with applicable environmental laws, except where the failure to maintain or be in compliance with such permits, licenses and authorizations could not reasonably be expected to result in a Material Adverse Effect.

(bb)

Securities Act and Exchange Act. The Corporation will use its best efforts to comply with all requirements imposed upon it by Canadian Securities Laws, the Securities Act, the Exchange Act, the TSX and the NYSE as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the Prospectuses.

9.	Additional Representations and Covenants of the Corporation

(a)	Issuer Free Writing Prospectuses.

(i)

The Corporation represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents, it will not make any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus required to be filed by it with the SEC or retained by the Corporation under Rule 433; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. The Corporation agrees that it will comply with the requirements of Rules 164 and 433 under the Securities Act applicable to any Issuer Free Writing Prospectus, including not making use of any Issuer Free Writing Prospectuses unless eligible to do so, and including the timely filing with the SEC or retention where required and legending.

(ii)

The Corporation agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Issuer Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Corporation by the Agents expressly stating that such information is intended for use therein.

(iii)

The Corporation agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Corporation will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Corporation by the Agents expressly stating that such information is intended for use therein.

(b)	Non-Issuer Free Writing Prospectus. The Corporation consents to the use by the Agents, at any time that the Corporation is eligible to do so, of a free writing prospectus that (a) is not an “Issuer Free Writing Prospectus” as defined in Rule 433, and (b) contains only information describing the terms of the Shares or the Offering, or information permitted under Rule 134 under the Securities Act; provided that the Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the SEC under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agents that otherwise would not be required to be filed by the Corporation thereunder, but for the action of the Agents.

(c)

Distribution of Offering Materials. The Corporation has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses or any Issuer Free Writing Prospectus reviewed and consented to by the Agents and included in a Placement Notice (as described in clause (a)(i) above), provided that the Agents, severally and not jointly, covenant with the Corporation not to take any action that would result in the Corporation being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Corporation, but for the action of the Agents.

10.	Conditions to the Agents’ Obligations.

The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Corporation herein, to the due performance by the Corporation of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a)

Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents’ counsel and the Exemption shall remain in full force and effect without amendment.

(b)

Registration Statement Effective. The Registration Statement shall remain effective and shall be available for the sale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agents and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(c)

No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Corporation of any request for additional information from the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the

Registration Statement or the Prospectuses; (ii) the issuance by the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Corporation of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Corporation’s reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

(d)

Material Changes. Except as contemplated and appropriately disclosed in the Prospectuses, or disclosed in the Corporation’s reports filed with the SEC and Canadian Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized common share capital of the Corporation, or any development that causes or could reasonably be expected to cause a Material Adverse Effect (financial or otherwise), the effect of which, in the sole judgment of the Agents (without relieving the Corporation of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectuses.

(e)

Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 8(n)on or before the date on which delivery of such certificate is required pursuant to Section 8(n).

(f)

Legal Opinions. The Agents shall have received the opinions of counsel to be delivered pursuant to Section 8(o) on or before the date on which such delivery of such opinions are required pursuant to Section 8(o).

(g)

Comfort Letters. The Agents shall have received the Auditor Comfort Letters, Newstrike Auditor Comfort Letter and Newstrike Corporate Comfort Letter required to be delivered pursuant to Section 8(p) and Section 8(q) on or before the date on which the delivery of such letters are required pursuant to Section 8(p) and Section 8(q).

(h)

Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on the NYSE and the TSX, or (ii) the Corporation shall have filed an application for listing of the Placement Shares on the NYSE and the TSX at or prior to the issuance of the Placement Notice. Trading in the Shares shall not have been suspended on such markets.

(i)

Other Materials. On each date on which the Corporation is required to deliver a certificate pursuant to Section 8(n), the Corporation shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may reasonably request.

(j)

Securities Act Filings Made. All filings with the SEC required by General Instruction II.L of Form F-10, the Securities Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Securities Act and Canadian Securities Laws.

(k)	FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements for the Agents’ compensation under this Agreement.

11.	Indemnification and Contribution

(a)

The Corporation agrees to indemnify and hold harmless each Agent, and each of their respective officers, employees and agents, and each person, if any, who controls any Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate of any Agent within the meaning of Rule 405 under the Securities Act from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) caused by or based upon:

(i)

any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereto, any Issuer Free Writing Prospectus, the U.S. Prospectus or any amendment thereto, the Canadian Prospectus or any amendment thereto, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, or any misrepresentation within the meaning of Canadian Securities Laws contained therein, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Agent furnished to the Corporation in writing by such Agent expressly for use therein (it being understood and agreed that the names of the Agents set forth on the cover constitutes the only information furnished in writing by or on behalf of the Agents for inclusion in the Prospectuses or any Issuer Free Writing Prospectus),

(ii)

the Corporation not complying with any requirement of Canadian Securities Laws or the Securities Act and the applicable Rules and Regulations or stock exchange requirements in connection with the offering of the Shares,

(iii)

any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Agents or any of them that has been provided in writing to the Corporation by or on behalf of any Agent specifically for inclusion therein) in the Public Record, preventing or restricting the trading in or the distribution of the Placement Shares or any of them in any of the provinces and territories of Canada or in the United States, and

(iv)	any breach by the Corporation of any representation or warranty contained in this Agreement.

(b)

In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 11(a), such person (the “Indemnified Party”) shall promptly notify the person against whom such indemnity may be sought (the “Indemnifying Party”) in writing and the Indemnifying Party, upon request of the Indemnified Party, shall retain counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party and any others the Indemnifying Party may designate in such proceeding and shall pay the reasonable fees and disbursements of such counsel related to such proceeding. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (1) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (2) the named parties to any such proceeding (including any impleaded parties) include both the Indemnifying Party and the Indemnified Party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Party shall not, in respect of the legal expenses of any Indemnified Party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for (i) the fees and expenses of more than one separate firm (in addition to any local counsel) for any Agent, and all of their respective officers, employees and agents, and all persons, if any, who control any Agent within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act or who are affiliates of any Agent within the meaning of Rule 405 under the Securities Act and (ii) the fees and expenses of more than one separate firm (in addition to any local counsel) for the Corporation, the officers of the Corporation who sign the Registration Statement and each person, if any, who controls the Corporation within the meaning of either such Section. In the case of any such separate firm for the Canadian Agent and such officers, employees and agents, and such control persons and affiliates of any Agent, such firm shall be designated in writing by the Canadian Agent. In the case of any such separate firm for the U.S. Agent and such officers, employees and agents, and such control persons and affiliates of any Agent, such firm shall be designated in writing by the U.S. Agent. In the case of any such separate firm for the Corporation, officers of the Corporation and control persons of the Corporation, such firm shall be designated in writing by the Corporation. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Party shall have requested the Indemnifying Party to reimburse the Indemnified Party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the Indemnifying Party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by the Indemnifying Party of the aforesaid request and (ii) the Indemnifying Party shall not have reimbursed the Indemnified Party in accordance with such request prior to the date of such settlement. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding.

(c)

To the extent the indemnification provided for in Section 11(a) is unavailable to an Indemnified Party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then the Corporation, in lieu of indemnifying such Indemnified Party thereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (1) in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Indemnified Party or parties on the other hand from the distribution of the Placement Shares or (2) if the allocation provided in Section 11(c)(1) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 11(c)(1) but also the relative fault of the Corporation on the one hand and of the Indemnified Party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Corporation on the one hand and the Agents on the other hand in connection with the distribution of the Placement Shares shall be deemed to be in the same respective proportions as the Net Proceeds from the distribution of the Placement Shares received by the Corporation and the total Placement Fees received by the Agents. The relative fault of the Corporation on the one hand and the Agents on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Corporation or by the Agents and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Agents’ respective obligations to contribute pursuant to this Section 11 are several in proportion to the respective Placement Fees received by the Agents, and not joint (nor joint and several).

(d)

The Corporation and the Agents agree that it would not be just or equitable if contribution pursuant to this Section 11 were determined by pro rata allocation (even if the Agents were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 11(c). The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages and liabilities referred to in 11(c) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 11, no Agent shall be required to contribute any amount in excess of the Placement Fees or any portion thereof actually received by such Agent. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 11 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Party at law or in equity.

(e)

The indemnity and contribution provisions contained in this Section 11 and the representations, warranties and other statements of the Corporation contained in this Agreement shall remain operative and in full force and effect regardless of (1) any termination of this Agreement, (2) any investigation made by or on behalf of any Agent, and any of their respective officers, employees or agents, any person controlling any Agent, or any affiliate of any Agent, or by or on behalf of the Corporation, its officers or directors or any person controlling the Corporation and (3) acceptance of and payment for any of the Placement Shares.

(f)

The Indemnifying Party hereby acknowledges and agrees that, with respect to this Section 11, the Agents are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents and their respective affiliates, directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard, each of the Agents will act as trustee for the Beneficiaries of the covenants of the Indemnifying Party under this Section 11 with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

12.	Representations and Agreements to Survive Delivery

All representations, warranties, covenants and agreements of the Corporation herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Agents, any controlling persons, or the

Corporation (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

13.	Termination

(a)

The Corporation shall have the right to terminate this Agreement with any or all of the Agents in its sole discretion at any time by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18, Section 19 and Section 20 hereof shall remain in full force and effect notwithstanding such termination.

(b)

Each Agent shall have the right to terminate its obligations under this Agreement in their sole discretion at any time after the date of this Agreement by giving written notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18, Section 19 and Section 20 hereof shall remain in full force and effect notwithstanding such termination.

(c)

Unless previously terminated pursuant to this Section 13, this Agreement shall automatically terminate upon the earlier of (i) December 21, 2020 and (ii) the issuance and sale of all the Placement Shares through the Agents on the terms and subject to the conditions set forth herein; provided that any such termination shall in all cases be deemed to provide that Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18, Section 19 and Section 20 shall remain in full force and effect.

(d)

This Agreement shall remain in full force and effect unless terminated pursuant to Sections 13(a), 13(b), 13(c) or otherwise by mutual agreement of the parties; provided that any such termination shall in all cases be deemed to provide that Section 8(h), Section 11, Section 12, Section 13(e), Section 15, Section 18, Section 19 and Section 20 shall remain in full force and effect.

(e)

Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Corporation, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

(f)

In the event that the Corporation terminates this Agreement, as permitted under Section 13(a), the Corporation shall be under no continuing obligation, either pursuant to this Agreement or otherwise to utilize the services of the Agents in connection with any sale of securities of the Corporation or to pay any compensation to the Agents other than compensation with respect to sales of Placement Shares subscribed on or before the termination date and the Corporation shall be free to engage other placement agents and underwriters from and after the termination date with no continuing obligation to the Agents.

14.	Notices

All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agents, shall be delivered to:

AltaCorp Capital Inc.

66 Wellington Street West, Suite 3530

Toronto, ON M5K 1A1

Attention:	Adam Carlson
Email:	[REDACTED]

With a copy (which shall not constitute notice) to:

Dentons Canada LLP

77 King Street West, Suite 400

Toronto-Dominion Centre

Toronto, ON M5K 0A1

Attention:	Ora Wexler / Eric Foster
Email:	[REDACTED] / [REDACTED]

-and-

Oppenheimer & Co. Inc.

85 Broad Street, 26th Floor

New York, NY 10004

Attention:	Peter Vogelsang, Esq.
Email:	[REDACTED]

With a copy (which shall not constitute notice) to:

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020

Attention:	Jeffrey Baumel, Esq.
Email:	[REDACTED]

or if sent to the Corporation, shall be delivered to:

HEXO Corp.

490 Boulevard St-Joseph, Suite 204

Gatineau, QC J8Y 3Y7

Attention:	Sébastien St-Louis, President and CEO
Email:	[REDACTED]

With a copy (which shall not constitute notice) to:

DLA Piper (Canada) LLP

1 First Canadian Place, Suite 6000

100 King Street West

Toronto, ON M5X 1E2

Attention:	Vaughn MacLellan
Email:	[REDACTED]

Each party to this Agreement may change such address for notices by sending to the other parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by e-mail on or before 5:00 p.m., Eastern time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier, (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid), and (iv) if sent by email, on the Business Day on which receipt is confirmed by the individual to whom the notice is sent, other than via auto-reply.

15.	Consent to Jurisdiction

The Corporation irrevocably (i) agrees that any legal suit, action or proceeding against the Corporation brought by any Agent or by any person who controls any Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any Ontario Court or in any state or federal courts sitting in the City of New York, Borough of Manhattan, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Corporation has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above- referenced documents, to the extent permitted by law. The provisions of this Section 15 shall survive any termination of this Agreement, in whole or in part.

16.	Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the Corporation and the Agents and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 11 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

17.	Adjustments for Stock Splits

The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

18.	Entire Agreement; Amendment; Severability

This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Corporation and the Agents. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

19.	Applicable Law

This Agreement and any claim, controversy or dispute relative to or arising out of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

20.	Waiver of Jury Trial

The Corporation and the Agents hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

21.	Absence of Fiduciary Duties

The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Corporation to provide, and have not provided, financial advisory services in connection with the terms of the Offering nor have the Agents assumed at any time a fiduciary relationship to the Corporation in connection with such Offering. The Corporation hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Corporation in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Corporation, including shareholders, employees or creditors of Corporation.

22.	Judgment Currency

The Corporation agrees to indemnify each Agent, its directors, officers, affiliates and each person, if any, who controls such Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any loss incurred by such Agent as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Corporation and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

23.	Compliance with USA Patriot Act

In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Corporation, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

24.	Definitions

As used in this Agreement, the following terms have the respective meanings set forth below:

(a)	“Amendment Date” has the meaning given thereto in Section 8(a) hereof;

(b)	“Applicable Time” means, with respect to any Placement Shares, the time of sale of such Placement Shares pursuant to this Agreement;

(c)	“Auditor Comfort Letters” has the meaning given thereto in Section 8(p) hereof;

(d)	“Authorized Representative” has the meaning given thereto in Section 2(a) hereof;

(e)	“Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus;

(f)	“Beneficiaries” has the meaning given thereto in Section 11(f) hereof;

(g)	“Business Day” means any day on which the NYSE and TSX are open for business;

(h)	“Canadian Base Prospectus” has the meaning given thereto in Section 6 hereof;

(i)	“Canadian Marketplace” has the meaning given thereto in Section 3 hereof;

(j)

“Canadian Preliminary Base Prospectus” means the preliminary short form base shelf prospectus of the Corporation (in both the English and French languages unless the context otherwise indicates) dated November 9, 2018 and filed with the Canadian Qualifying Authorities;

(k)

“Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus;

(l)	“Canadian Prospectus Supplement” has the meaning given thereto in Section 6 hereof;

(m)	“Canadian Qualifying Authorities” means the securities regulatory authorities in each of the provinces and territories of Canada;

(n)	“Canadian Qualifying Jurisdictions” means each of the provinces and territories of Canada;

(o)

“Canadian Securities Laws” means securities laws and the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions, as modified by the Exemption;

(p)	“Canadian Shelf Procedures” means NI 44-101 and NI 44-102;

(q)	“Cannabis Act” means the Cannabis Act R.S.C., c. 16;

(r)	“Consents” has the meaning given thereto in Section 7(e) hereof;

(s)	“COVID-19 Outbreak” means the COVID-19 novel coronavirus disease outbreak;

(t)

“Credit Agreement” means the credit agreement dated as of February 14, 2019 among the Corporation, as borrower, the lenders from time to time parties thereto, as lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, Co-Lead Arranger and Sole Bookrunner, Bank of Montreal as Syndication Agent and Co-Lead Arranger, and Canadian Imperial Bank of Commerce, as Issuing Bank, as amended;

(u)	“Designated News Release” has the meaning given thereto in Section 6 hereof;

(v)	“Disclosure Package” has the meaning given thereto in Section 7(b) hereof;

(w)	“EDGAR” means the SEC’s Electronic Data Gathering Analysis and Retrieval System;

(x)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(y)

“Exemption” means the exemptive relief decision dated April 8, 2020 obtained by the Corporation pursuant to National Policy 11-203 — Process for Exemptive Relief Applications in Multiple Jurisdictions providing relief from certain Canadian Securities Laws with respect to the Offering;

(z)	“FINRA” means the Financial Industry Regulatory Authority in the United States;

(aa)	“Governmental Authorities” has the meaning given thereto in Section 7(e) hereof;

(bb)	“Health Canada” has the meaning given thereto in Section 7(e) hereof;

(cc)	“IFRS” has the meaning given thereto in Section 7(l) hereof;

(dd)	“Indemnified Party” and “Indemnifying Party” each has the meaning given thereto in Section 11(b) hereof;

(ee)	“Initial Auditor Comfort Letters” has the meaning given thereto in Section 8(p) hereof;

(ff)	“Investment Entity” has the meaning given thereto in Section 7(d) hereof;

(gg)	“Issuer Free Writing Prospectus” has the meaning given thereto in Section 6 hereof;

(hh)	“Leased Premises” means the real property occupied by the Corporation or a Subsidiary as a tenant, which are comprised of the following:

(a)

the Corporation’s manufacturing, distribution and research and development facility located in Belleville, Ontario owned by Belleville Complex Inc. and leased by HEXO Operations Inc., a portion of which is subleased by HEXO Operations Inc. to Truss Limited Partnership;

(b)	the Corporation’s distribution facility located in Montréal, Québec owned by a third party and leased by HEXO Operations Inc.;

(c)	the Corporation’s planned research laboratory located in Vaughan, Ontario owned by a third party and leased by HEXO Operations Inc.;

(d)	the Corporation’s planned research laboratory located in Montréal, Québec owned by a third party and leased by HEXO Operations Inc.; and

(e)	the Corporation’s office space located in Ottawa, Ontario owned by a third party and leased by HEXO Operations Inc.;

(ii)	“Lien” has the meaning given thereto in Section 7(d) hereof;

(jj)	“Material Adverse Effect” has the meaning given thereto in Section 7(d) hereof;

(kk)	“material change” has the meaning given thereto under Canadian Securities Laws;

(ll)	“material fact” has the meaning given thereto under Canadian Securities Laws;

(mm)	“Net Proceeds” has the meaning given thereto in Section 5(a) hereof;

(nn)	“Newstrike Auditor Comfort Letter” has the meaning given thereto in Section 8(q) hereof;

(oo)	“Newstrike Corporate Comfort Letter” has the meaning given thereto in Section 8(q) hereof;

(pp)	“NI 21-101” means National Instrument 21-101 — Market Operations;

(qq)	“NI 44-101” means National Instrument 44-101 — Short Form Prospectus Distributions;

(rr)	“NI 44-102” means National Instrument 44-102 — Shelf Distributions;

(ss)	“NYSE” means the New York Stock Exchange;

(tt)	“Offering” has the meaning given thereto in Section 1 hereof;

(uu)	“Owned Premises” means the real property owned by the Corporation or a Subsidiary, which are comprised of the following;

(a)	the Corporation’s main cultivation facility located in Gatineau, Québec owned by HEXO Operations Inc.; and

(b)	the Corporation’s additional cultivation facility located in Brantford, Ontario owned by HEXO Operations Inc.;

(vv)	“Placement” has the meaning given thereto in Section 2(a) hereof;

(ww)	“Placement Fee” has the meaning given thereto in Section 2(b) hereof;

(xx)	“Placement Notice” has the meaning given thereto in Section 2(a) hereof;

(yy)	“Placement Shares” has the meaning given thereto in Section 2(a) hereof;

(zz)	“Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement;

(aaa)	“Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus;

(bbb)

“Public Record” means all documents incorporated by reference in the Canadian Prospectus and all information filed by or on behalf of the Corporation with the Canadian Qualifying Authorities after July 31, 2019, in compliance, or intended compliance, with Canadian Securities Laws;

(ccc)	“Receipt” has the meaning given thereto in Section 6 hereof;

(ddd)	“Registration Statement” has the meaning given thereto in Section 6 hereof;

(eee)	“Related Entity” has the meaning given thereto in Section 7(d) hereof;

(fff)	“Representation Date” has the meaning given thereto in Section 8(n) hereof;

(ggg)	“Rule 433” means Rule 433 under the Securities Act;

(hhh)	“Rules and Regulations” has the meaning given thereto in Section 6 hereof;

(iii)	“Sanctions” has the meaning given thereto in Section 7(w) hereof;

(jjj)	“SEC” means the United States Securities and Exchange Commission;

(kkk)	“Securities Act” means the United Stated Securities Act of 1933, as amended;

(lll)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(mmm)	“Settlement Date” has the meaning given thereto in Section 5(a) hereof;

(nnn)	“Shares” has the meaning given thereto in Section 1 hereof;

(ooo)	“Shelf Securities” has the meaning given thereto in Section 6 hereof;

(ppp)	“Subsidiary” has the meaning given thereto in Section 7(d) hereof;

(qqq)	“Trading Day” means any day on which either the NYSE or the TSX are open for trading;

(rrr)	“TSX” means the Toronto Stock Exchange;

(sss)	“United States Marketplace” has the meaning given thereto in Section 3 hereof;

(ttt)	“U.S. Base Prospectus” has the meaning given thereto in Section 6 hereof;

(uuu)	“U.S. Prospectus” has the meaning given thereto in Section 6 hereof; and

(vvv)	“U.S. Prospectus Supplement” has the meaning given thereto in Section 6 hereof.

25.	Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by email transmission.

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Yours very truly,

HEXO CORP.
By:	(signed) “Sébastien St-Louis”
Name: Sébastien St-Louis
Title: President and CEO

ACCEPTED as of the date first-above written:

ALTACORP CAPITAL INC.
By:	(signed) “Adam Carlson”
Name: Adam Carlson
Title: Managing Director

OPPENHEIMER & CO. INC.
By:	(signed) “Stephanie Cruz”
Name: Stephanie Cruz
Title: Managing Director

SCHEDULE 1

The Authorized Representatives of the Corporation are as follows:

Name and Office/Title	E-mail Address	Telephone Number
Sebastien St-Louis Chief Executive Officer	[REDACTED]	[REDACTED]
Stephen Burwash Chief Financial Officer	[REDACTED]	[REDACTED]
Roch Vaillancourt General Counsel	[REDACTED]	[REDACTED]

The Authorized Representatives of the Canadian Agent are as follows:

Name and Office/Title	E-mail Address	Telephone Number
Paul Sarachman President	[REDACTED]	[REDACTED]
Mervin Kopeck Managing Director	[REDACTED]	[REDACTED]
Gail O’Connor Operations Manager	[REDACTED]	[REDACTED]

The Authorized Representatives of the U.S. Agent are as follows:

Name and Office/Title	E-mail Address	Telephone Number
Stephanie Cruz Managing Director, Syndicate	[REDACTED]	[REDACTED]
Matt Weitz Managing Director, Trading	[REDACTED]	[REDACTED]
Tom Villano Executive Director, Trading	[REDACTED]	[REDACTED]
Douglas Cameron Managing Director	[REDACTED]	[REDACTED]

Jack Terranova Executive Director	[REDACTED]	[REDACTED]
Andrew Beatus Director	[REDACTED]	[REDACTED]

2

EXHIBIT A

OFFICER’S CERTIFICATE

To:	AltaCorp Capital Inc. and Oppenheimer & Co. Inc. (together, the “Agents”)

Re:	Equity Distribution Agreement dated June 16, 2020 (the “Distribution Agreement”) between HEXO Corp. (the “Corporation”) and the Agents

Date: [◆], 202[◆]

I, [name of executive officer], the [title of executive officer] of the Corporation, do hereby certify in such capacity and not in my personal capacity, on behalf of the Corporation pursuant to Section 8(n) of the Distribution Agreement, and without personal liability, that, to the best of my knowledge:

(i)

Except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, the representations and warranties of the Corporation in Section 7 of the Distribution Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)	The Corporation has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Distribution Agreement at or prior to the date hereof.

Unless otherwise defined, all capitalized terms used herein shall have the meanings ascribed thereto in the Distribution Agreement.

Date:	by
Name:
Title:

EXHIBIT B

MATTERS TO BE COVERED BY

INITIAL OPINION OF CORPORATION’S CANADIAN COUNSEL

1.	HEXO Corp. is a corporation existing under the Business Corporations Act (Ontario) (the “OBCA”) and has not been dissolved.

2.

HEXO Operations Inc. (“HEXO Operations”) is a corporation existing under the Canada Business Corporations Act (the “CBCA”) and has filed the required annual returns and paid all prescribed fees required.

3.	Belleville Complex Inc. (“Belleville Complex”) is a corporation existing under the CBCA and has filed the required annual returns and paid all prescribed fees required.

4.	Truss Limited Partnership has been formed and is existing as a limited partnership under the Limited Partnerships Act (Ontario).

5.	Truss GP Inc. (“Truss GP”) is a corporation existing under the OBCA and has not been dissolved.

6.	Neal Up Brands Inc. (“Neal Up”) is a corporation existing under the OBCA and has not been dissolved.

7.	Keystone Isolation Technologies Inc. (“Keystone”) is a corporation existing under the CBCA and has filed the required annual returns and paid all prescribed fees required.

8.

Each of the Corporation, HEXO Operations, Belleville Complex, Truss Limited Partnership, Truss GP, Neal Up and Keystone has the power (corporate or otherwise) and capacity to own, lease or operate, as the case may be, its properties and carry on its business as described in the Canadian Prospectus Supplement.

9.

Each of the Corporation and HEXO Operations is registered to carry on business as an extra-provincial corporation in each of the provinces in Canada in which the location of its properties or operation of its adult-use cannabis business makes such registration necessary.

10.	The Corporation has the corporate power and capacity to execute, deliver and perform its obligations under the Equity Distribution Agreement.

11.

The issued shares in the capital of HEXO Operations, Belleville Complex, Truss GP, Neal Up and Keystone and the issued limited partnership units in the capital of Truss LP as reflected in the securities registers of such entities are registered as follows:

(a)	in respect of HEXO Operations, all of the issued shares are registered in the name of the Corporation;

(b)	in respect of Belleville Complex, 25% of the issued shares are registered in the name of HEXO Operations and 75% of the issued shares are registered in the name of Olegna Holdings Inc.;

(c)	in respect of Truss GP, 42.5% of the issued shares are registered in the name of HEXO Operations and 57.5% of the issued shares are registered in the name of MIMCC Toronto LP;

(d)	in respect of Neal Up, 60% of the issued shares are registered in the name of HEXO Operations and 40% of the issued shares are registered in the name of 2666549 Ontario Limited;

(e)	in respect of Keystone, 60% of the issued shares are registered in the name of HEXO Operations and 40% of the issued shares are registered in the name of Chroma Canada Ventures Ltd.; and

(f)

in respect of Truss LP, 42.5% of the issued limited partnership units are registered in the name of HEXO Operations and 57.5% of the issued limited partnership units are registered in the name of MIMCC Toronto LP.

12.

The Corporation is a reporting issuer under the securities laws of each of the Canadian Qualifying Jurisdictions and is not noted as being in default on the lists of reporting issuers or reporting issuers in default maintained by the Regulatory Authorities in the Canadian Qualifying Jurisdictions.

13.

All necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Equity Distribution Agreement and the English and French language versions of the Canadian Prospectus Supplement, the filing of the Canadian Prospectus Supplement and the Equity Distribution Agreement in each of the Canadian Qualifying Jurisdictions, as applicable, and the performance of its obligations under the Equity Distribution Agreement, including the issuance of the Shares.

14.

The Equity Distribution Agreement has been duly and validly authorized, executed and delivered by the Corporation, and is enforceable against the Corporation by the other parties thereto in accordance with its terms.

15.	The Prospectuses, and any amendment or supplement there to, have been validly authorized and/or executed by the Corporation.

16.

The execution and delivery of the Equity Distribution Agreement, the performance by the Corporation of its obligations thereunder and the consummation of the transactions contemplated by the Equity Distribution Agreement and the Canadian Prospectus Supplement do not and will not conflict with or result in a breach or violation of any of the terms and provisions of:

(a)	the articles or by-laws of the Corporation or resolutions of the directors or shareholders of the Corporation;

(b)	to our knowledge, any judgment, decree, order, statute, rule or regulation applicable to the Corporation of any Canadian court or judicial, regulatory or other legal or governmental agency or body; or

(c)

any of the terms or provisions of any statute, rule or regulation of the Canadian Qualifying Jurisdictions or the federal laws of Canada applicable therein applicable to the Company, including, without limitation, the Applicable Securities Laws.

17.

A decision document has been obtained in respect of each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus from the Autorité des marchés financiers and, subject to the filing of standard post-closing notices of distribution, all necessary documents have been filed, all necessary proceedings have been taken and all necessary consents, approvals, and authorizations have been obtained, in each case by the Corporation, under Canadian Securities Laws to permit the Shares to be offered, sold and delivered, as contemplated by the Equity Distribution Agreement in the Canadian Jurisdictions by or through investment dealers or brokers duly and properly registered under Canadian Securities Laws who have complied with the relevant provisions of such laws and the terms of such registration.

18.	To our knowledge, no order suspending the distribution of the Shares has been issued, no proceedings for that purpose have been instituted or threatened by any of the Regulatory Authorities.

19.

The share capital of the Corporation and the attributes of the Shares conform in all material respects to the descriptions thereof contained under the heading “Description of the Common Shares” in the Canadian Prospectus Supplement and “Description of Securities” in the Canadian Prospectus.

20.

The holders of the outstanding common shares of the Corporation are not entitled to subscribe for the Shares pursuant to pre-emptive or similar rights under the Corporation’s articles of incorporation, as amended, or by-laws.

21.

The statements under the captions “Certain Canadian Federal Income Tax Considerations”, “Eligibility for Investment” and “Statutory Rights of Withdrawal and Rescission” in the Canadian Prospectus Supplement, “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the U.S. Prospectus and Part II - “Indemnification of Directors and Officers” of the Registration Statement, insofar as such statements constitute a summary of the legal matters, documents or proceedings referred to therein, are, in all material respects, accurate summaries of such legal matters, documents and proceedings.

22.

The form of certificate for the common shares of the Corporation complies with the provisions of the OBCA, any applicable requirements of the constating documents of the Corporation and the requirements of the TSX and the NYSE.

23.

The Placement Shares issuable and deliverable under the Equity Distribution Agreement have been validly authorized and will, when issued in accordance with the terms of the Equity Distribution Agreement, including the receipt of the consideration therefor in accordance with the terms of the Equity Distribution Agreement, be validly issued as fully paid and non-assessable common shares of the Corporation.

24.

The outstanding common shares of the Corporation are listed on the TSX. The Placement Shares have been conditionally approved for listing on the TSX subject to the satisfaction of the listing conditions.

25.	The outstanding common shares of the Corporation are listed on the NYSE. The Placement Shares have been approved for listing on the NYSE.

26.

The authorized capital of the Corporation consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, of which, as at the close of business on [◆], 2020, there were [◆] common shares issued and outstanding as fully paid and non-assessable shares.

27.

Section 40.1 of the Securities Act (Québec) relating to the use of the French language and the provisions of the Charter of the French Language (R.S.Q. c. C-11) (other than those relating to verbal communications, as to which we express no opinion) have been complied with in respect of the offer and sale of Shares in the Province of Québec if purchasers of the Shares in Québec receive, upon request, copies of the Canadian Prospectus in the French language only or in the French and English language at the same time, provided that the Prospectus in the English language may be delivered without delivery of the French language versions thereof to those physical persons in the Province of Québec who have expressly requested in writing to receive the Canadian Prospectus in the English language only.

28.	TSX Trust, at its principal office in Toronto, Ontario, has been duly appointed as the transfer agent and registrar for the common shares of the Corporation.

29.

Provided that an Agent that is not resident in Canada does not provide any services in Canada, no stamp or other issuance or transfer taxes or duties or withholding taxes are payable by or on behalf of the Agents to the Government of Canada or the Government of Ontario or any political subdivision thereof or any authority or agency thereof or therein having power to tax in connection with (A) the issue, sale and delivery of the Shares by the Corporation to or for the respective accounts of the Agents or (B) the sale and delivery outside Canada by the Agents of the Shares in the manner contemplated in the Equity Distribution Agreement.